Exhibit 99.1

This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

Management Proxy Circular

TransAlta Corporation
Annual Meeting to be held at 11 a.m.
On April 30, 2009
In Calgary, Alberta

This Document Contains

- Notice of Meeting
- Proxy Circular

TransAlta™

ANNUAL MEETING OF SHAREHOLDERS

Table of Contents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
MANAGEMENT PROXY CIRCULAR		2
SOLICITATION OF PROXIES		2
VOTING INSTRUCTIONS		2
BUSINESS OF THE MEETING		4
1.	Financial Statements	4
2.	Election of Directors	4
3.	Appointment of Auditors	12
4.	Other Matters	13
REPORT ON DIRECTOR COMPENSATION		14
STATEMENT OF EXECUTIVE COMPENSATION		17
SUMMARY COMPENSATION TABLE		30
INCENTIVE PLAN AWARDS		32
RETIREMENT PLAN BENEFITS		33
TERMINATION AND CHANGE OF CONTROL BENEFITS		35
DIRECTORS AND OFFICERS INSURANCE		38
REPORTS OF COMMITTEES OF THE BOARD		39
1.	Report of the Audit and Risk Committee	39
2.	Report of the Governance and Environment Committee	42
3.	Report of the Human Resources Committee	44
CORPORATE GOVERNANCE		46
ADDITIONAL INFORMATION		46
2010 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS		46
APPENDIX “A” STATEMENT OF CORPORATE GOVERNANCE PRACTICES		A-1
APPENDIX “B” TRANSALTA CORPORATION CORPORATE GOVERNANCE GUIDELINES		B-1

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held on Thursday, April 30, 2009 at 11:00 a.m. (local time) in the Boyce Theatre at the Calgary Exhibition and Stampede, located at 1410 Olympic Way, S.E. in Calgary, Alberta for the purposes of:

(a)                                  receiving the audited consolidated financial statements of the Company for the year ended December 31, 2008 and the auditors’ report thereon;

(b)                                 electing the directors for the ensuing year;

(c)                                  appointing the auditors and authorizing the directors to fix their remuneration; and

(d)                                 considering such other matters as may properly come before the Meeting.

Only holders of record of TransAlta shares at the close of business on March 2, 2009 will be entitled to vote at the Meeting.

This Notice, the accompanying Management Proxy Circular and form of proxy (the “Proxy”) are provided in connection with the Meeting.  All shareholders are cordially invited to attend the Meeting.

Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Proxy.  If you choose to vote by mail, you are urged to exercise your right to vote by completing, dating and signing the enclosed Proxy and returning it using one of the methods outlined in the Proxy.  To be effective, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0Al, not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.  If you choose to vote by telephone or the Internet, you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

The Management Proxy Circular of the Company and the Proxy accompany this Notice.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 16, 2009	Corporate Secretary

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held on Thursday, April 30, 2009 at 11:00 a.m. (local time) in the Boyce Theatre at the Calgary Exhibition and Stampede, located at 1410 Olympic Way, S.E. in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

SOLICITATION OF PROXIES

The cost of solicitation will be borne by the Company and will be made primarily by mail.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Georgeson Shareholder Communications Canada Inc. as its proxy solicitation agent to assist with the solicitation of proxies on behalf of management.  The cost of these services is estimated at approximately $40,000.  Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this Proxy Circular is given as at March 16, 2009.

For those shareholders who cannot attend the meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting.  Details on how shareholders may listen to and view the proceedings on the webcast can be found on TransAlta’s website at www.transalta.com.

VOTING INSTRUCTIONS

Instructions for Registered Holders of Common Shares

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.                                       Attend the Meeting - As a registered shareholder, you may attend the Meeting and vote in person.  If you attend the Meeting, it is not necessary to complete or return the form of proxy (the “Proxy”).  Please register with the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

2.                                       By Proxy - If you do not plan to attend the Meeting in person, you should vote your Proxy in one of three ways:

(a)                                  Mail - Complete the Proxy in full, sign it and return it by mail or delivery.

(b)                                 Telephone - Call the toll free number on the Proxy and follow the instructions.

(c)                                  Internet - Go to the website indicated on the Proxy and follow the instructions.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares or you have the right to appoint some other person to attend the Meeting and vote your shares on your behalf.  To appoint a person as proxy other than the management representatives, cross out the printed names and insert the name of the person you wish to act as your proxy, in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.

The persons named in the Proxy will vote for or against or withhold from voting the shares in accordance with the direction of the shareholder appointing them.  In the absence of such direction, such shares will be voted in favour of the election of each of the persons nominated by management as directors and in favour of the appointment of the auditors and authorization of the directors to fix the remuneration of the auditor.

Mail

Complete, date and sign the Proxy in accordance with the instructions included on the Proxy.  Return the completed form in the envelope provided to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario,

M1S 0A1.  To be voted at the Meeting, the Proxy must be received not less than 48 hours prior to the time fixed for holding the Meeting or any adjournment of the Meeting.

Telephone

To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French).  You must follow the instructions of the “Vote Voice” and refer to the Proxy sent to you for the 13 digit Control Number, located on the back on the lower left corner.  Convey your voting instructions by use of touch-tone selections over the telephone.  When you vote by telephone you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

Internet

To vote by Internet, you must access the website:

www.eproxyvoting.com/transalta

You must then follow the instructions and refer to the Proxy sent to you for the 13 digit Control Number, located on the back on the lower left corner.  Convey your voting instructions electronically over the Internet.  When you vote by Internet, you must cast your vote not less than 48 hours prior to the time fixed for the holding of the Meeting, or any adjournment.

Revocation of Proxies

You may revoke your proxy in the following ways:

A.                                    If the prior instructions were submitted by mail, you may revoke your proxy by instrument in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 - 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary.  You must revoke your proxy not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the Chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law.

B.                                    If the prior instructions were submitted by telephone or the Internet, you can revoke your proxy by mail within the time frame set forth above or by telephone or Internet not less than 24 hours prior to the time fixed for the Meeting, or any adjournment.

Instructions for Non-Registered Holders of Common Shares - Beneficial Owners

A beneficial owner or non-registered holder of common shares is a shareholder whose shares are held in the name of a nominee, such as a bank, broker or trust company.

You may vote your shares through your nominee or in person at the Meeting.  To vote your shares through your nominee you should follow the instructions on the request for voting instructions form provided by your nominee.  To vote your shares in person at the Meeting you should take the following steps:

(1)                                  Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

(2)                                  Return the request for voting instructions form to the nominee in the envelope provided or by the facsimile number provided.  Alternatively, you can vote by telephone or the Internet by following the instructions for telephone and Internet voting in the request for voting instructions.

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the Company’s Transfer Agent and Registrar, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At March 2, 2009, there were 197,848,931common shares of the Company outstanding.  A shareholder is entitled to one vote for each common share held.  To the knowledge of directors and executive officers of the Company, there are no persons who beneficially own, or exercise control or direction, directly or indirectly, over more than 10% of the common shares of the Company.  Only shareholders of record at the close of business on March 2, 2009 will be entitled to vote at the Meeting.

BUSINESS OF THE MEETING

This Proxy Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors and the appointment of auditors and the authorization of the directors to set the remuneration of the auditors.

1.                                      Financial Statements

The audited consolidated financial statements of TransAlta for the year ended December 31, 2008 and the report of the auditors thereon will be tabled at the Meeting.  These audited consolidated financial statements form part of the 2008 Annual Report of the Company.  You may obtain a copy of the 2008 Annual Report, in English or French, from the Corporate Secretary of TransAlta upon request.  It will be available at the Meeting.  The full text of the 2008 Annual Report is available on TransAlta’s website at www.transalta.com and on SEDAR at www.sedar.com.

2.                                      Election of Directors

The Board of Directors (the “Board”) is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three and not more than 19 directors.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 11.  The 11 nominees for election to the Board and their biographies are listed in this section.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.  In the election of directors, votes are cast in favour or withheld from voting for each director individually.  In an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.

Independence of Directors

The Governance and Environment Committee (“GEC”) and the Board participate in the determination of director independence annually.  The determination is made in accordance with the definition of “independence” as provided in the Canadian Governance Guidelines and the Canadian Audit Committee Rules and applicable securities law.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

The GEC reviews, at least annually, the existence of any relationship between each director and the Company to ensure that the majority of directors are independent.  The GEC then makes its recommendation to the Board.  The Board has affirmatively determined that 10 of the 11 nominees for election to the Board (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of the Company.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees and none of the independent directors, has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgement.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the election of the proposed nominees listed below, all of whom are currently directors of TransAlta.

Director Nominees

Director Nominee Information

William D. Anderson (1) Ontario, Canada Age: 59	Independent Director Director since 2003 Holdings(2) 27,017

Corporate Director.  Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications).  As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being Chief Executive Officer (“CEO”) of Bell Canada International Inc.  In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.

Mr. Anderson is a director of Gildan Activewear Inc. and of MDS Inc.  He is a past director at BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.

At TransAlta, Mr. Anderson is Chair of the Audit and Risk Committee of the Board.

Mr. Anderson holds a bachelor degree in business administration from the University of Western Ontario (London, ON) and is a Chartered Accountant.

2008 Attendance at Regular Meetings – 7 of 7 (100%)

Stephen L. Baum (3) New Hampshire, U.S.A. Age: 67	Independent Director Director since July 22, 2008 Holdings(2) 2,174

Corporate Director. Mr. Baum was Chairman and CEO of Sempra Energy from December 1996 to February 2006, a San Diego-based Fortune 500 energy services holding company formerly known as Enova Corporation.  Previous to that, Mr. Baum was President, CEO and Vice-Chairman of Sempra Energy.  Prior to that he was Chairman, CEO and a member of the board of directors of Enova Corporation, the parent company of San Diego Gas & Electric (SDG&E) where he served in various officer positions including General Counsel.  Before joining SDG&E, he was Senior Vice President and General Counsel of the New York Power Authority.  He has also held various legal positions, including General Attorney at Orange & Rockland Utilities, and as an associate with the law firm of Curtis, Mallet-Prevost, Colt & Mosle in New York City.

Mr. Baum is a member of the board of directors of Computer Science Corporation and is Chair of its Audit Committee.  He is also a Senior Advisor to SkyFuel Inc., a solar company.

At TransAlta, Mr. Baum is a member of the Audit and Risk Committee and Human Resources Committee of the Board.

Mr. Baum is a graduate of Harvard University and the University of Virginia Law School.  He has also served as a Captain in the U.S. Marine Corps.

2008 Attendance at Regular Meetings – 3 of 3 (100%)

Director Nominee Information

Stanley J. Bright (4) Maryland, U.S.A. Age: 68	Independent Director Director since 1999 Holdings(2) 40,500

Corporate Director.  Mr. Bright was Chairman, President and CEO of MidAmerican Energy Company (“MidAmerican”) from 1997 to 1999 (electric and gas utility).  He was also President, CEO and Chairman, and CEO of predecessor companies, including the Iowa-Illinois Gas & Electric Company (“IIG&E”) from 1991 to 1997.  As the CEO of IIG&E, Mr. Bright was successful with the consolidation of IIG&E and other Iowa based utilities in anticipation of emerging market competition, giving rise to the creation of MidAmerican.  As the Chairman, President and CEO of the new entity, Mr. Bright led the realization of significant merger related synergies while working through the post-merger transition.  The company also structured a long-term rate plan with the Iowa Public Service Commission.  He retired as CEO of MidAmerican in 1999 but continued as a director until 2006.

At TransAlta, Mr. Bright is Chair of the Human Resources Committee of the Board.

Mr. Bright holds an undergraduate degree in accounting from The George Washington University (Washington, D.C.) and is a Certified Public Accountant.

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Timothy W. Faithfull England U.K. Age: 64	Independent Director Director since 2003 Holdings(2) 24,877

Corporate Director.  Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he filled diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s main refinery and oil products trading for Asia Pacific.

During his time in Singapore he was a director of DBS Bank, and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

Mr. Faithfull is a director of Canadian Pacific Railway Limited, Shell Pension Trust Limited, AMEC plc and Enerflex Systems Income Fund.

At TransAlta, Mr. Faithfull is a member of the Audit and Risk Committee and the Human Resources Committee of the Board.

Mr. Faithfull holds a master of arts degree in philosophy, politics and economics from the University of Oxford, U.K.

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Director Nominee Information

Ambassador Gordon D. Giffin(6) Georgia, U.S.A. Age: 59	Independent Director Director since 2002 Holdings(2) 20,142

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (attorneys).  From 1997 to 2001, Mr. Giffin served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy.  Prior to this appointment, he practised law for 18 years as a senior partner in Atlanta, Georgia and Washington, D.C.  His practice focused on energy regulatory work at the state and federal levels.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.  In 2001, Mr. Giffin returned to private practice where he specialized in state and federal regulatory matters, including those related to trade, energy and trans-border commerce.

Mr. Giffin is a director of Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, and Ontario Energy Savings Ltd.

At TransAlta, Mr. Giffin is Chair of the Governance and Environment Committee of the Board.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

2008 Attendance at Regular Meetings - 7 of 7 (100%)

C. Kent Jespersen (1) Alberta, Canada Age: 63	Independent Director Director since 2004 Holdings(2) 25,829

Corporate Director.  Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. since 1998 (advisory and investments).  He has also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd., and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. (‘NOVA”).  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen is Chairman and a director of Orvana Minerals Ltd. and CCR Technologies Ltd. and a director of Matrikon Inc., Axia NetMedia Corporation and CanElson Drilling Ltd.

At TransAlta, Mr. Jespersen is a member of the Governance and Environment Committee and the Human Resources Committee of the Board.

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

2008 Attendance at Regular Meetings – 6 of 7 (88%)

Director Nominee Information

Michael M. Kanovsky (1) Alberta, Canada Age: 60	Independent Director Director since 2004 Holdings(2) 45,718

Corporate Director and Independent Businessman.  Mr. Kanovsky co-founded Northstar Energy Corporation (“Northstar”) with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation (“Powerlink”).  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Trust, which has grown to a present day market capitalization of approximately $2 billion.

Mr. Kanovsky is a director of Argosy Energy Corporation, ARC Energy Trust, Bonavista Energy Trust, Devon Energy Corporation, and Pure Technologies Ltd.

At TransAlta, Mr. Kanovsky is a member of the Audit and Risk Committee and the Governance and Environment Committee of the Board.

Mr. Kanovsky, a Professional Engineer, holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at the University of Western Ontario (London, ON).

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Donna Soble Kaufman(1) Ontario, Canada Age: 65	Independent Director Chair of the Board since 2005 and Director since 1989 Holdings(2) 39,419

Lawyer and Corporate Director.  Mrs. Kaufman is a former partner with Stikeman Elliott LLP, an international law firm, where she practised antitrust law.  She has served on a number of boards since 1987, when she became a director of Selkirk Communications Limited, a diversified communications company.  A year later she was appointed Chair of the Board, President and CEO.  Several other directorships followed.  In addition to TransAlta, Mrs. Kaufman currently serves on the boards of BCE Inc. and Bell Canada.  She is also a director of HISTORICA, a private-sector education initiative, of the Institute of Corporate Directors, and a member of the Canadian Advisory Board of Catalyst, a non-profit organization working to advance women in business.  In 2001, she was named a Fellow of the Institute of Corporate Directors.

At TransAlta, Mrs. Kaufman is Chair of the Board and an ex-officio member of all committees of the Board.

Mrs. Kaufman holds a bachelor of civil law degree from McGill University (Montréal, QC) and a master of laws degree from the Université de Montréal (Montréal, QC).

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Director Nominee Information

Independent Director Director since 2005 Holdings(2) 12,419

Corporate Director.  Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004.  Prior to this, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates.  Mr. Lackenbauer has worked with many of Canada’s leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board, and the Ontario Energy Board.

Mr. Lackenbauer is a director of NAL Oil & Gas Trust and CTV Globemedia Inc.

At TransAlta, Mr. Lackenbauer is a member of the Governance and Environment Committee and the Audit and Risk Committee of the Board.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC), as well as a master of business administration from the University of Western Ontario (London, ON).  He is also a chartered financial analyst.

Gordon S. Lackenbauer (1) (5) Alberta, Canada Age: 65

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Dr. Martha C. Piper(1) British Columbia, Canada Age: 63	Independent Director Director since 2006 Holdings(2) 9,632

Corporate Director.  Dr. Piper was President and Vice-Chancellor of the University of British Columbia from 1997 to 2006 (education).  Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta.  She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research.  Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and currently Chairs the Board of the National Institute for Nanotechnology.

Dr. Piper is a director of the Bank of Montreal, Shoppers Drug Mart Corporation and a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world.

At TransAlta, Dr. Piper is a member of the Human Resources Committee and the Governance and Environment Committee of the Board.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC).  She has also received honorary degrees from 16 international universities.  Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Director Nominee Information

Stephen G. Snyder(1) (6) Alberta, Canada Age: 59	Non-Independent Director Director since 1996 Holdings(2) 339,875

President and Chief Executive Officer of TransAlta Corporation since 1996. Previously Mr. Snyder was President & CEO, Noma Industries Ltd., President & CEO, GE Canada Inc., and President & CEO, Camco, Inc.

Mr. Snyder is a director of the Canadian Imperial Bank of Commerce, Chair of the Calgary Stampede Foundation, and Chair of the Alberta Secretariat for Action on Homelessness.  He is past-chair of the Calgary Committee to End Homelessness, the Canada-Alberta ecoEnergy Carbon Capture & Storage Task Force, the Conference Board of Canada, the Canadian Electricity Association, the Calgary Zoological Society, the University of Calgary Management Advisory Council, the Calgary Zoo Destination Africa Campaign and the Calgary United Way Campaign.

Mr. Snyder holds a bachelor of science in chemical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the University of Western Ontario (London, ON).

He has honourary degrees from the University of Calgary (LLD), and the Southern Alberta Institute of Technology (Bachelor of Applied Technology).  He was awarded the Alberta Centennial Medal in 2005, and the Conference Board Honorary Associate Award for 2008.

2008 Attendance at Regular Meetings - 7 of 7 (100%)

Notes:

(1)          The following nominee directors are Canadian residents: William D. Anderson, C. Kent Jespersen, Michael M. Kanovsky, Donna Soble Kaufman, Gordon S. Lackenbauer, Martha C. Piper and Stephen G. Snyder.

(2)          Holdings include all shares and deferred share units (“DSUs”) held by each director. For Mr. Jespersen this includes 860 common shares held by his wife.

(3)          Mr. Baum was appointed to the Board of Directors on July 22, 2008.

(4)          Mr. Bright served as a director of Access Air Inc. (“Access Air”) for the period of December 4, 1997 to January 31, 2000, a privately held start-up airline company. The company Mr. Bright was employed by, and whom he represented on the Access Air board, supported Access Air in the hope that it would improve air service to the state of Iowa. Access Air filed for bankruptcy protection on November 29, 1999.

(5)          Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. (“Tembec”) on August 2, 2007. On December 19, 2007, Tembec announced its proposed recapitalization transaction providing a consensual solution to both noteholders and shareholders. On February 22, 2008, Tembec announced that it had received the approval of the majority of shareholders and the requisite majority of noteholders of Tembec Industries Inc. On February 27, 2008, Tembec announced that it had received approval from the Ontario Superior Court of Justice (Commercial List) with respect to their plan of arrangement relating to the proposed recapitalization transaction. On October 31, 2008, Tembec announced that it had successfully obtained a final American court order recognizing its Canadian plan of arrangement as a foreign proceeding in the United States.

(6)          Interlocking Directorships – Mr. Snyder and Mr. Giffin are both on the Board of Directors of the Canadian Imperial Bank of Commerce.

Board Committees -Committee Memberships

Committees (Number of Members)
	Audit	Governance	Human Resources
	(5)	(5)	(6)
Management Director – Not Independent
Stephen S. Snyder
Independent Outside Directors
William D. Anderson	Chair
Stephen L. Baum(1)
Stanley J. Bright			Chair
Timothy W. Faithfull
Gordon D. Giffin		Chair
C. Kent Jespersen
Michael M. Kanovsky
Donna Soble Kaufman	(ex-officio)	(ex-officio)	(ex-officio)
Gordon S. Lackenbauer
Martha C. Piper
Luis Vázquez Senties

Notes:

(1)     Mr. Baum was appointed to the Audit and Risk Committee of the Board on September 17, 2008 and to the Human Resources Committee of the Board on October 23, 2008.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments
Anderson	Gildan Activewear Inc.	TSX	Audit (Chair), Human Resources
	MDS Inc.	TSX	Audit (Chair)
Baum	Computer Sciences Corporation	NYSE	Audit (Chair)
Faithfull	AMEC plc	LSE	Remuneration (Chair), Nominating Compliance and Ethics
	Canadian Pacific Railway Limited	TSX	Safety, Health and Environmental, Management Resources Compensation.
	Enerflex Systems Income Fund	TSX	Audit
Giffin	Canadian Imperial Bank of Commerce	TSX	Management Resources and Compensation
	Canadian National Railway Company	TSX	Human Resources, Environment, Strategic Planning, Finance
	Canadian Natural Resources Limited	TSX	Audit, Governance (Chair)
	Ontario Energy Savings Corp.	TSX	Risk, Human Resources
Jespersen	Axia NetMedia Corporation	TSX	Audit, Compensation
	CanElson Drilling Ltd.	TSX	Reserve
	CCR Technologies Ltd.	TSX	Chair
	Matrikon Inc.	TSX	Governance and Compensation
	Orvana Minerals Corp.	TSX	Chair
Kanovsky	ARC Energy Trust	TSX	Governance, Risk, Reserve
	Argosy Energy Inc.	TSX	None
	Bonavista Energy Trust	TSX	Audit, Reserve, Compensation
	Devon Energy Corporation	NYSE	Audit, Governance
	Pure Technologies Ltd.	TSX Venture	Audit, Compensation
Soble Kaufman	BCE Inc.	TSX	Nominating and Corporate Governance (Chair),
Lackenbauer	NAL Oil & Gas Trust	TSX	Audit, Reserve and Corporate Governance
Piper	Bank of Montreal	TSX	Human Resources and Management Compensation
	Shoppers Drug Mart	TSX	Human Resources
Snyder	Canadian Imperial Bank of Commerce	TSX	Governance

Meeting Attendance

Directors are expected to attend all regularly scheduled meetings of the Board and its Committees and to exercise best efforts to attend all special meetings of the Board and its Committees.

					Committee Meetings
Name	Board Meetings(3)		Audit(4)		Governance		Human Resources(5)		Special Board Meetings
Anderson(1)	7 of 7	100%	10 of 10	100%	-	-	-	-	13 of 15	87%
Baum(2)	3 of 3	100%	3 of 3	100%	1 of 1	100%	2 of 2	100%	3 of 3	100%
Bright	7 of 7	100%	-	-	-	-	8 of 8	100%	15 of 15	100%
Faithfull	7 of 7	100%	10 of 10	100%	-	-	7 of 7	100%	13 of 15	87%
Giffin(1)	7 of 7	100%	-	-	5 of 5	100%	-	-	15 of 15	100%
Jespersen(1)	6 of 7	88%	-	-	4 of 5	80%	8 of 8	100%	12 of 15	80%
Kanovsky(1)	7 of 7	100%	10 of 10	100%	5 of 5	100%	-	-	15 of 15	100%
Kaufman(1) (6)	7 of 7	100%	10 of 10	100%	5 of 5	100%	8 of 8	100%	15 of 15	100%
Lackenbauer(1)	7 of 7	100%	10 of 10	100%	5 of 5	100%	-	-	15 of 15	100%
Piper	7 of 7	100%	-	-	5 of 5	100%	8 of 8	100%	15 of 15	100%
Snyder(7)	7 of 7	100%	10 of 10	100%	5 of 5	100%	8 of 8	100%	15 of 15	100%
Vázquez	7 of 7	100%	-	-	-	-	8 of 8	100%	11 of 15	73%

Notes:
(1)

Messrs. Anderson, Giffin, Jespersen, Kanovsky and Lackenbauer and Mrs. Kaufman, as an ex-officio member, were members of the Special Committee of the Board. There were 19 such meetings in 2008. All members with the exception of Mr. Jespersen, who attended 17/19 meetings, attended 19/19 meetings.

(2)	Mr. Baum was appointed to the Board on July 22, 2008, to the Audit and Risk Committee on September 17, 2008 and to the Human Resources Committee on October 23, 2008.
(3)	There were 7 regularly scheduled board meetings and 15 special board meetings in 2008.
(4)	Includes 1 special meeting of the committee and one joint meeting with the HRC.
(5)	Includes two special meetings of the committee and one joint meeting with the HRC. Mr. Faithfull’s joint meeting of the ARC/HRC has been included under the ARC.
(6)	Mrs. Kaufman is an ex-officio member of each committee.
(7)	Mr. Snyder is not a member of any committee of the board.

3.                                       Appointment of Auditors

The Audit and Risk Committee (the “ARC”) and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2008 and December 31, 2007, Ernst & Young LLP and its affiliates were paid $3,372,142 and $2,838,740 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2008	2007

Audit Fees	$2,594,183	$2,624,029

Audit related fees	432,343	168,968

Tax fees	345,616	45,743

Total	$3,372,142	2,838,740

No other audit firms provided audit services in 2008 or 2007.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents. Total audit fees for 2008 include payments related to 2007 in the amount of $1,403,923.  Total audit fees for 2007 include payments related to 2006 in the amount of $1,476,300.

Audit-Related Fees

The audit-related fees in 2008 were primarily for work performed by Ernst & Young LLP in the provision of miscellaneous accounting advice provided to the Corporation.

Tax Fees

The majority of tax fees for 2008 relate to the finalization of tax credit recoveries.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  The ARC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under Sarbanes-Oxley.

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish, and will be available to respond to questions.

4.                                      Other Matters

Management knows of no other matter to come before the Meeting.  The accompanying Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  If any other matters, which are not known to management, properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REPORT ON DIRECTOR COMPENSATION

TransAlta’s compensation practices for directors are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the Company places on aligning directors’ compensation with the interests of shareholders.  The market competitiveness of directors’ compensation is reviewed annually by the Governance and Environment Committee of the Board (the “GEC”) against companies of similar size and scope in Canada.  The companies reviewed are those with which the Company directly competes for executive talent and are in the power or energy business.  The Canadian based companies reviewed form part of the Comparator Group which is outlined in the Proxy Circular, under “Statement of Executive Compensation - Benchmarking to Ground all Compensation Decisions”.

TransAlta provides its directors with a compensation package consisting of an annual retainer, meeting fees and equity based compensation in the form of shares or deferred share units (DSUs).  The Company’s total compensation philosophy targets total compensation between the 50th and 60th percentile of the Comparator Group.  This is intended to attract and retain qualified talent to serve on the Board.  In 2008, the Board increased the equity based awards of the directors from 2,800 to 3,200 common shares or DSUs in order to maintain the directors’ compensation in line with that of its peers in the Comparator Group while continuing their alignment with the interests of TransAlta shareholders.

For the financial year ended December 31, 2008, each non-management director was eligible to receive the following compensation:

Director Annual Retainer Fee	Directors receive 3,200 common shares or DSUs (see below) and $30,000 payable in cash, common shares or DSUs.
Board Chair Annual Retainer Fee	$190,000, plus the Director Annual Retainer Fee.
Committee Chair Annual Retainer Fee	$20,000 per year for the Chair of the Audit and Risk Committee and $10,000 per year for the Chair of the Human Resources Committee and Governance and Environment Committee.
Board and Committee Meeting Fee	$1,500 per meeting attended in person or by phone.

TransAlta also pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres for a meeting and $3,000 for directors who travel more than 7,500 kilometres for a meeting.  Directors are reimbursed for all out of pocket expenses incurred for attending meetings.

Deferred Share Units

Each DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of board service.  DSUs are allocated to each director’s account in accordance with the terms of the Directors Deferred Share Unit Plan which provides that units shall be allocated on the basis of the closing price of a TransAlta common share on the Toronto Stock Exchange (the “TSX”) on the 15th day of the last month of each compensation quarter, being the months of March, June, September and December.  The DSU account of each director is also credited with units equivalent to cash dividends paid on common shares.  Upon retirement from the Board, the director will receive a cash amount equal to the number of DSUs held by such director in his/her account calculated on the basis of the market value of a TransAlta common share at the time the amount is payable, less applicable taxes.  At December 31, 2008, the accrual in respect of DSUs currently outstanding to directors was $4,472,956.37 (1).

Note:

(1) Based on the closing price of a TransAlta common share on December 31, 2008 of $24.30.

Directors’ Shareholding Requirements

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in DSUs, described above.  Effective January 1, 2008, each director is required to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of joining the Board and new directors are required to acquire and hold the equivalent of their annual retainer within one year of joining the Board.

Shareholdings of Directors at 31, 2008

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value (2)	Ownership Requirement Met
W.D. Anderson – 2003	2008	27,017	6,809	$656,513.10	Yes
	2007	20,208
S.L. Baum – 2008	2008	2,174	2,174	$52,828.20	On Track(3)
	2007	-
S.J. Bright – 1999	2008	40,500	5,205	$984,150.00	Yes
	2007	35,295
T.W. Faithfull – 2003	2008	24,877	4,913	$604,511.10	Yes
	2007	19,964
G.D. Giffin – 2002	2008	20,142	3,593	$489,450.60	Yes
	2007	16,549
C.K. Jespersen – 2004	2008	25,829	3,690	$627,644.70	Yes
	2007	22,139
M.M. Kanovsky – 2004	2008	45,718	4,858	$1,110,947.40	Yes
	2007	40,860
D. S. Kaufman – 1989	2008	39,419	4,720	$957,881.70	Yes
	2007	34,699
G.S. Lackenbauer – 2005	2008	12,419	4,563	$301,781.70	Yes
	2007	7,856
M.C. Piper – 2006	2008	9,632	4,463	$234,057.60	Yes(4)(5)
	2007	5,169
L. V. Senties – 2001	2008	29,239	5,088	$710,507.70	Yes
	2007	24,151
S.G. Snyder – 1996 (6)	2008	339,875	64,340	$8,258,962.50	Yes
	2007	275,535

Notes:
(1)	Includes units credited in lieu of reinvested dividends. See “Election of Directors - Deferred Share Units” for further information on the DSU plan
(2)	Based on the market value of the shares or DSUs as of December 31, 2008 of $24.30.
(3)	Mr Baum was appointed to the Board on July 22, 2008. He has until December 31, 2009 to meet the one year shareholding requirement and until December 31, 2011 to meet the three year requirement.
(4)	Dr. Piper has until December 31, 2009 to meet the three year requirement.
(5)	Met one year requirement. See “Directors’ Shareholding Requirements”.
(6)

Mr. Snyder’s shareholdings are as at March 4, 2009. Mr. Snyder’s share ownership requirements meet the requirements of the Executive share ownership plan requiring that he owns and holds equal to four times his base salary.

Summary of Directors’ Compensation for the Fiscal Year 2008

Name (a)	Fees Earned ($)(b)				Share based awards ($) (c) (7)	All other compensation ($) (g) (8)	Total ($) (h)
	Board Retainer Fee	Chair Fee	Board Meeting Fees	Committee Meeting Fees [to include Special Committee meeting & retainer fees]	[Based on grant date fair value of the award]
W.D. Anderson (1)(4)		ARC & SC			(3200 DSUs)
	$30,000 Cash	$70,000	$31,500	$78,500	$98,344	$15,000	$323,344
S.L. Baum (2)					(1600 DSUs)
	$15,000 DSUs	N/A	$9,000	$13,500	$44,520	$6,000	$88,020
S.J. Bright (3)		HRC			(3200 DSUs)
	$30,000 DSUs	$10,000	$34,500	$18,000	$98,344	$18,000	$208,844
T.W. Faithfull					(3200 DSUs)
	$30,000 DSUs	N/A	$31,500	$31,500	$98,344	$18,000	$209,344
G.D. Giffin (4)		GEC			(3200 Shares)
	$30,000 Cash	$10,000	$34,500	$63,500	$95,661	$12,000	$245,661
C.K. Jespersen (4)					(3200 DSUs)
	$30,000 Cash	N/A	$28,500	$72,500	$98,344	$1,500	$230,844
M.M. Kanovsky (4)					(3200 DSUs)
	$30,000 DSUs	N/A	$34,500	$78,500	$98,344	$9,000	$250,344
D. S. Kaufman (4) (5)					(3200 Shares)
	$30,000 Shares	$190,000	$34,500	$32,500	$95,661	$16,500	$399,161
G.S. Lackenbauer (4)					(3200 DSUs)
	$30,000 DSUs	N/A	$34,500	$86,000	$98,344	$7,500	$256,344
M.C. Piper					(3200 DSUs)
	$30,000 DSUs	N/A	$34,500	$24,000	$98,344	$9,000	$195,844
L.V. Senties					(3200 DSUs)
	$30,000 DSUs		$28,500	$16,500	$98,344	$18,000	$191,344
S.G. Snyder (6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	$315,000	$280,000	$336,000	$515,000	$1,022,594	$130,500	$2,599,094

Notes:

(1)          Mr. Anderson is chair of the Audit and Risk Committee.  He was also Chair of the Special Committee of the Board which was convened in 2007 and again in 2008 to address matters raised by LS Power Energy Partners and affiliated shareholders.  His Chair Fee includes two $25,000 retainers paid for his role as Chair of the Special Committee.  Mr. Anderson also received two fixed fee payments of $25,000 in lieu of meeting fees for attendance at meetings of the Special Committee.

(2)          Mr. Baum was appointed to the Board on July 22, 2008, to the Audit and Risk Committee of the Board on September 17, 2008 and to the Human Resources Committee of the Board on October 23, 2008.  During his orientation to the Board, Mr. Baum attended and was paid for his attendance at one Governance and Environment Committee meeting and one Human Resources Committee meeting.

(3)          Mr. Bright is Chair of the Human Resources Committee.

(4)          Included in the Committee Meeting Fees is one $1,500 meeting fee for attendance at one Special Committee meeting and two $25,000 fixed fees which were paid to members of the Special Committee in lieu of meeting fees and for the additional work undertaken as members of the Special Committee.  Mrs. Kaufman was paid one $25,000 fixed fee for her attendance at Special Committee meetings and for the additional work undertaken by her with the Special Committee.

(5)          Mrs. Kaufman is Chair of the Board.

(6)          Mr. Snyder is President and Chief Executive Officer of the Company and does not receive any Director compensation.  His compensation is reported in the “Summary Compensation table” for Named Executive Officers (“NEO”).

(7)

Share price under this column is, with respect to DSUs, based on the closing price of a TransAlta common share on the date the shares were allocated to each director’s account. Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent.

(8)

This column includes travel fees paid to each director. TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres for a meeting and $3,000 for directors who travel more than 7,500 kilometres for a meeting.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see column (c) in the table above “Summary of Directors’ Compensation for the Fiscal Year 2008”.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary

Effective corporate governance is a fundamental value of the Company, which the Board and management use to guide all key activities. Having clear roles and responsibilities, establishing well defined strategies, acting in the best long-term interests of shareholders, and communicating transparently with all stakeholders are the guiding principles by which the Company demonstrates the observance of this value.

The Board has invested significant time, effort and rigor over many years to establish compensation processes and practices that underpin and help to drive the business. In producing this statement, the Human Resources Committee of the Board (the “HRC”) has continued its long time practice of ensuring clear disclosure of the Company’s compensation strategy, fully explaining the compensation decisions it has made, and demonstrating the link between compensation and shareholder value.

In keeping with this practice, over and above the Canadian Securities Administrators (“CSA”) disclosure requirements, the HRC has elected to provide full compensation details of the Chief Executive Officer (“CEO”) and all other Executive Officers (the “Executives”) of the Company.

Clearly Defined Compensation Responsibilities

As a primary part of its mandate, the HRC has the responsibility to set the Company’s overall compensation strategy (the “Strategy”), to make specific recommendations to the Board about the design and application of all elements of compensation, and to ensure that all compensation awards are implemented within the design and intent of the Strategy. The HRC is comprised of six directors, all of whom are independent; S.J. Bright (Chair), S.L. Baum, T.W. Faithfull, C.K. Jespersen, M.C. Piper, and L.S. Vázquez. D. Soble Kaufman, Chair of the Board, is an ex-officio member of the committee. Mr. Faithfull is also a member of the Audit and Risk Committee.

A Compensation Process Synchronized with the Business

The HRC carries out its responsibilities on an on-going basis throughout the year at each of its committee meetings, reviewing and implementing elements of compensation in line with the Company’s core business processes, as follows:

•                  at its July meeting, when the Board reviews the overall business strategy, the HRC reviews the compensation strategy and design, to ensure that it continues to meet the needs of the business. The HRC also reviews the total compensation of the CEO and the Executives against market compensation data at this meeting, and recommends the approval of any changes to compensation levels to the Board;

•                  at its October meeting, when the Board reviews the Company’s financial plans for the coming year, the HRC approves the overall salary budget for the year, and the annual incentive plan design;

•                  at its December meeting, when the Board approves the budgets for the coming year, the HRC reviews and recommends the approval of the CEO’s performance goals, as well as those of the Executives, for the coming year;

•                  at its February meeting, when the Board reviews the Company’s performance for the previous year, the HRC reviews the individual performance of the CEO, and receives and reviews the CEO’s evaluation of the performance of the Executives, and recommends approval of payout amounts for all incentive plans; and

•                  at its April meeting, when the Board reviews the long range forecast for the Company, the HRC reviews the long-term incentives in place to ensure that they reinforce the key priorities of the business.

In setting the Strategy, and in designing and applying all elements of compensation, the HRC receives recommendations from management, input from its independent advisors, and information from a comparative group of companies, as described later in this Proxy Circular. Additionally, throughout the year, the HRC reviews progress against the goals of each incentive plan, to determine if adjustments are required based on any changes in business priorities. The overall process is carried out as illustrated in the following diagram:

Effective use of Independent Advisors

Management

In conducting their analysis of compensation, and in producing compensation recommendations in 2008, management made use of work carried out by Towers Perrin, their compensation consultant. The mandate of Towers Perrin was to collect and analyze market data for the CEO and Executives from the HRC approved comparator group of companies, and to provide input on the overall competitiveness of total compensation. Total fees paid to Towers Perrin for these services in 2008 were $24,470.

HRC

In 2008, the HRC retained the services of Hewitt Associates to provide independent advice on the overall competitiveness of total compensation, and to recommend changes to incentive plan documentation to ensure consistency. The HRC also received legal advice from Bull, Housser and Tupper LLP in this regard. Total fees paid to Hewitt Associates for these services in 2008 were $55,385.  Total fees paid to Bull, Housser and Tupper LLP for their services in 2008 were $6,996.

Hewitt Associates is also retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s Performance and Share Ownership Plan, and acts as the Company’s actuary and as one of the consultants for its Retirement Pension Plans. Total fees paid to Hewitt Associates for these services in 2008 were $35,329. The HRC has reviewed and is satisfied that Hewitt Associates is able to provide independent advice, as the provision of independent advice to the Committee and services to management are from two, independently operating divisions within Hewitt Associates.

A Compensation Strategy that Reinforces Business Priorities

As a wholesale power generator and marketer of electricity, TransAlta’s business model is based on the capital intensive, long-cycle nature of the industry. Operating the existing asset base efficiently and cost effectively is fundamental to meeting the Company’s short term performance goals. Optimizing the returns from the existing asset base, including portfolio optimization and rationalization to deal with under-performing or non-core assets, as well as effectively managing capital deployment both on existing assets and on asset growth, is key to the Company’s medium and long term goals. The Company’s long-term goals also include achieving an acceptable and sustainable level of shareholder return.

In setting TransAlta’s executive compensation strategy, the HRC reinforces and drives the achievement of the Company’s goals in the following ways:

•                  Short-term goals through its Annual Incentive Plan that rewards profitability, cash flow, key operating metrics and the achievement of strategic initiatives;

•                  Medium-term goals through the Medium Term Incentive Plan which rewards return on capital employed; and

•                  Long-term goals through the Performance Share Ownership Plan which rewards shareholder value creation.

Further details of the incentive plans, their purpose and objectives are provided under “Components of Executive Compensation”.

The Strategy is also designed to provide total compensation which is competitive in the marketplace, that provides clear alignment with the interests of shareholders, and that enables the effective attraction and retention of key employees.

Benchmarking to Ground all Compensation Decisions

Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies (the “Comparator Group”) with which TransAlta competes for executive talent. Companies are selected as being those with which the Company directly competes for executive talent, are in the power or energy business, and are in long cycle, capital intensive business segments.

The HRC reviews the Comparator Group and confirms that it continues to be appropriate.

The following table provides the list of companies comprising the Comparator Group, used in determining overall compensation in 2008:

Canadian Based Companies	US Based Companies

ATCO Ltd.	AES Corporation
Emera Inc.	Alliant Energy Corporation
EPCOR	Ameren Corporation
Fortis Inc.	Calpine
TransCanada Corporation	Dynegy Inc.
Husky Energy Inc.	Entergy Corporation
Imperial Oil Ltd.	Great Plains Energy Inc.
Petro-Canada	Mirant Corporation
Suncor Energy Inc.	NRG Energy
Enbridge	Pinnacle West Capital Corporation
Spectra Energy	Westar Energy Inc.
Gaz Metro	Wisconsin Energy Corporation
Energy Savings Income Fund
Teck Cominco Ltd.

Total compensation is designed to pay at the 50th percentile of the Comparator Group if the CEO and Executives and the Company achieve their goals, with opportunities to achieve higher levels of pay if the individual Executive and/or the Company exceed their goals.

In utilizing compensation data from the Comparator Group, the HRC reviews the raw compensation data at the 25th, 50th and 75th percentiles for each executive position, the same data adjusted to account for size in relation to TransAlta, and data from the Comparator Group of Companies’ most recent Proxy Circulars. By doing so, the HRC ensures the competitiveness of base pay, incentive plans, and overall compensation levels relative to its compensation strategy.

A Performance Based Compensation Mix

The Strategy is designed to drive and reward performance and to clearly align each Executive’s compensation with shareholder returns. A significant portion of compensation is designed to be at risk. This is achieved in the following ways:

When target levels of compensation are paid:

•                  72% of the CEO’s total compensation, and 60% of the Executive’s total compensation is determined by a combination of Company, team and individual performance (pay at risk);

•                  36% of the CEO’s total compensation, and 30% of the Executive’s total compensation is equity based; and

•                  64% of the CEO’s total compensation, and 70% of the Executive’s total compensation is cash based.

The Strategy employed for the CEO is the same as for all other Executives, but is impacted by different levels of annual, medium and long-term incentive opportunities, reflecting normal marketplace differentials between the CEO and other Executives.

Share Ownership Requirements to Drive Shareholder Value

The Strategy further emphasizes the alignment of the CEO and Executives with the interests of shareholders by having a share ownership policy. The policy permits each Executive to build the required level of ownership over five years. The Executives are required to own shares in TransAlta equal to two times base pay, and are required to hold these shares while they are employed by the Company. The CEO is required to own shares equal to four times base salary and continue to hold such shares while employed as CEO of the Company.

As at March 4, 2009 (1), share ownership for the CEO and Executives was as follows:

Name and Principal Position	Number of Shares Required (2)	Number of Shares Owned	Multiple of Base Pay	Compliance to Policy
S.G Snyder President & Chief Executive Officer	160,494	339,875	8.47	Yes
B. Burden Executive Vice-President & Chief Financial Officer	39,094	49,381	2.53	Yes
W.D.A. Bridge Executive Vice-President, Generation Technology	32,922	38,584	2.43	Yes
D.L. Farrell Executive Vice-President, Commercial Operations and Development	37,038	23,500	1.27	On track
R.P. Langhammer Executive Vice-President, Generation Operations	32,922	33,818	2.05	Yes
K.S. Stickland Executive Vice-President, Legal, SD and EH&S	37,038	62,218	3.36	Yes
M. Williams Executive Vice-President, HR, IT and Communications	28,806	36,058	2.50	Yes

Notes:

(1)	Share ownership from March 4th, 2009 is shown to ensure the inclusion of 2008 PSOP awards, which were approved by the Board on this date.
(2)	Based on each executive’s Base Pay and the closing price of the common shares of the Company on the S&P/TSX Composite Index on December 31, 2008 of $24.30.

Components of Executive Compensation

The total compensation paid to the CEO and Executives includes two types of remuneration: fixed compensation comprising base pay and benefit and perquisite accounts; and performance based compensation at risk comprising an annual incentive and two long-term incentive plans. The fixed elements provide a competitive base of secure compensation necessary to attract and retain executive talent. The elements at risk reward performance, and are designed to balance decisions regarding short term gains with the longer term interests of the Company.

As part of the response to the severe downturn in markets in the latter part of 2008, the Board approved freezing compensation for the CEO and Executives at current levels throughout 2009, recognizing that overall compensation levels in 2008 were conservative relative to the market. The HRC will continue to monitor market conditions, and will undertake a thorough review of the Company’s overall compensation design in 2009 to ensure that compensation for the CEO and Executives remains in line with market practice.

Base Pay

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace, and which reflects a balance of market conditions, level of responsibility, and the accountabilities of each individual. Base pay is reviewed annually, and increases are awarded to those Executives requiring an adjustment to remain competitive with the base pay being paid to Executives in the Comparator Group, and/or to reflect additional responsibilities, accountabilities and potential.

In 2008, the HRC accepted the recommendation of the CEO to maintain his base pay at its 2007 level of $975,000, and to adjust the base pay of the Executives in line with the Comparator Group, details of which are provided in the Summary Compensation Table later in this Proxy Circular.

Annual Incentive

This element of compensation is designed to reinforce and help to drive achievement of the Company’s short-term goals. Any payments made are cash based and wholly performance driven.

All non-union employees, including the CEO and Executives, participate in an annual incentive compensation plan (the “AIC”), with targets that reflect the key annual performance goals of the Company and the key goals for each Executive. Each goal is allocated a proportion of an Executive’s total annual incentive amount. The plan defines minimum, target, and maximum performance levels for each goal. For each goal, Executives are paid from a zero incentive if performance is below the minimum level, ranging up to 200% of target incentive when the performance meets, or exceeds the maximum level. In 2008, the HRC determined that 60% of the incentive opportunity of the CEO and Executives’ AIC should be based on quantitative, Company level goals, and 40% should be based on individual, quantitative and qualitative goals.

In 2008, the HRC made the following recommendations to the Board with regard to the AIC:

CEO - 2008 Performance Targets

An annual incentive opportunity of 80% of base pay was provided to the CEO for achieving target performance, as follows:

•                  16% of base pay for achieving earnings per share from continuing operations of $1.50;

•                  16% of base pay for achieving cash flow from continuing operations of $840 million;

•                  16% of base pay for achieving key operating targets, including:

•                  Safety Performance (Injury Frequency Rate) of 1.59 or less;

•                  Plant availability of 89.1% or more;

•                  Major maintenance spend of $191.2 million or less;

•                  Major maintenance Gigawatt hours lost of 3,536 or less;

•                  Various cost targets; and

•                  32% of base pay for achieving strategic goals in the following areas, approved by the Board:

•                  Efficient balance of capital allocation;

•                  Sell the Company’s Mexican assets;

•                  Develop the Company’s technology strategy;

•                  Advance development opportunities; and

•                  Ensure effective leadership.

CEO - 2008 Actual Performance

Actual performance for 2008 was as follows:

•                  earnings per share from continuing operations of $1.43;

•                  cash flow from continuing operations of $922 million;

•                  safety performance (IFR) of 1.28;

•                  plant availability of 86.4%;

•                  major maintenance spend of $194.3 million;

•                  major maintenance Gigawatt hours lost of 3,483; and

•                  performance against strategic goals of 168% of target.

CEO - Reconciliation of Amendments to As Reported Performance

In determining the performance against earnings per share and cash flow, the HRC begins with earnings per share from operations as reported, and cash flow from operations as reported in the Company’s financial statements. The HRC makes adjustments to such reported results when the Committee believes that adjustments should be made to ensure an appropriate result from a performance based compensation perspective.

In 2008, the HRC determined it appropriate to add back the earnings impact of the write down of the Company’s Mexican assets, as the sale of those assets were considered to be in the best interests of shareholders. The HRC also concluded that it was inappropriate to include the impact of the one time gain from the release of tax provisions related to a change in tax rates, as the benefit to earnings was not directly related to performance.

The following is a reconciliation of the difference between the earnings per share as reported for 2008 of $1.18 and the earnings per share used for annual incentive purposes of $1.43:

•	earnings per share as reported	$1.18
•	plus earnings offset by Mexico write down	$0.32
•	less tax provision release	($0.07)
•	earnings per share used for annual incentive purposes	$1.43

The following is a reconciliation of the difference between cash flow from operations as reported for 2008 of $1,038 million and the cash flow used for incentive purposes of $922 million.  Due to the receipt of the final power purchase agreement payments for the financial year 2007 on January 2, 2008, the HRC amended the cash flow results for annual incentive purposes to eliminate this timing difference.

•	cash flow from operations as reported	$1,038 million
•	less 2007 PPA payment received on January 2, 2008	($116 million)
•	cash flow used for annual incentive purposes	$922 million

In addition, plant availability performance of 86.4% for AIC purposes includes availability of the Company’s Mexican plants. Availability as reported of 85.8% excludes availability of these plants.

In reaching its final decision, following input from the CEO, the HRC also took into account the under performance of operating earnings from the generation business unit. The resulting annual incentive award to the CEO for 2008, which was recommended by the HRC in March 2009 to the Board for approval, was 134.4% of target, and is detailed in column “f” of “Summary Compensation Table”.

For 2009, an annual incentive opportunity of 80% of base pay has again been provided to the CEO.

Executives – 2008 Performance Targets

For 2008, an annual incentive target opportunity of 50% of base pay was provided to each of the Executives for achieving target performance as follows:

•                  10.0% of base pay for achieving earnings per share from continuing operations of $1.50 or more;

•                  10.0% of base pay for achieving cash flow from continuing operations of $840 million or more;

•                  10.0% of base pay for achieving safety targets set as an injury frequency rate (“IFR”) of 1.59 or less; and

•                  20.0% of base pay for performance against individual goals set by the CEO.

Executives – 2008 Actual Performance

Actual performance for 2008 was as follows:

•                  earnings per share from continuing operations of $1.43;

•                  cash flow from continuing operations of $922 million;

•                  IFR of 1.28; and

•                  performance against individual goals set by the CEO varied by Named Executive Officer.

Executives - Reconciliation of Amendments to As Reported Performance

The same amendments were made to the earnings per share and cash flow results in determining performance for incentive purposes for the Executives as described in the annual incentive compensation section for the CEO earlier in this Proxy Circular.

In reaching its final decisions, following input from the CEO, the HRC also took into account the under performance of operating earnings from the generation business unit. The incentive awards for 2008, which were recommended by the HRC in March, 2009 to the Board for approval, resulted in payments significantly under target for the Executives accountable for the Generation business unit, and payments over target for the other Executives. Invididual details are provided in column “f” of the Summary Compensation Table.

For 2009, an annual incentive opportunity of 50% of base pay has again been provided.

Long-Term Incentives

The CEO and Executives participate in two long-term incentive plans, each designed to align their long-term interests with those of TransAlta’s shareholders: the Medium Term Incentive (“MTI”) plan, introduced in 2004; and the Performance Share Ownership Plan (“PSOP”), in place since 1997.

MTI Plan - This element of compensation is designed to reinforce and to drive achievement of the Company’s medium-term goals. Any payments made are cash based and wholly performance driven.

The MTI is a cash plan that provides the potential for all senior management, including the CEO and Executives, to earn a percentage of base pay for achieving quantitative goals. The plan sets minimum, target and maximum performance levels. Participants can earn from zero incentive for performance below the minimum level, ranging up to 200% of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI grants are made once every three years, or are prorated from commencement of employment or promotion.

In 2007, an MTI opportunity of 50% of base pay at target was provided to the CEO, and an opportunity of 25% of base pay at target was provided to the Executives for the three year period 2007 to 2009.

No payments were made under the MTI in 2008, as the current grant, made in January, 2007, being based on the achievement of Return on Capital Employed goals for 2007 to 2009, is not payable until February, 2010.

PSOP – This element of compensation is designed to reinforce and drive achievement of the Company’s long-term goal to increase shareholder value by awarding opportunities to earn Company shares to participants. Any awards made are wholly performance driven.

The PSOP provides the potential for senior management, including the CEO and Executives, to be awarded common shares of TransAlta based on the total shareholder return (“TSR”) achieved by the Company. For PSOP grants issued from 1997 to 2006, awards were made based on TransAlta’s TSR relative to the TSR performance of the companies comprising the S&P/TSX Composite Index (the “TSX Index”) over a three year period. For PSOP grants from 2007, awards will be made in 2010 based on TransAlta’s TSR relative to the corresponding TSR performance of the Comparator Group over a three year period. The Board approved this change on the basis that the performance comparison with the TSX Index is less appropriate for TransAlta than comparing TSR performance against the Comparator Group.

The PSOP provides a target number of shares based on a percentage of base pay for achieving TSR at the 50th percentile of the TSX Index or Comparator Group, ranging up to a maximum of two times target for achieving TSR at the 75th percentile. Performance below the 50th percentile results in a prorated, reduced share award.

The PSOP performance cycle runs for three years. At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and increased by such number of shares that the Executives would have been entitled to receive as reinvested dividends, as if the Executives had received the original award of shares on the first day of the performance cycle. Taxes are then deducted from the amount and the remaining value is then issued in shares, 50% at the time of issue, and the remaining 50% is placed in trust for a further year before being released.

Grants are made under the PSOP each year. In 2008 a PSOP grant was given to the CEO based on 130% of base pay, for the period January 1, 2008 to December 31, 2010, and PSOP grants were given to the other Executives based on 70% of base pay, for the same period.

Benefits and Perquisites

These elements of compensation are designed to provide a level of security with respect to health and welfare, while offering some flexibility to employees to meet their needs. As with base pay, these are fixed elements of compensation, and are not determined by an individual’s performance.

Benefits

All employees in the Company, including the CEO and Executives, participate in the same flexible benefits program, based on competitive practices. Life insurance, disability, medical and dental coverage are included in the program, with employees able to direct their annual benefits allowance to these elements at different levels above a base level of coverage in order to better match their particular needs. Employees are also able to contribute above their annual benefits allowance, deductions for which are made directly from payroll.

Perquisites

Car allowances are granted to senior management employees, including the CEO and Executives, at a fixed amount which vary by level of seniority, and are based on competitive market practices. Reviews of these levels are conducted periodically, and changed only if the amounts fall significantly below the market median.

Senior management employees, including the CEO and Executives, are also given a fixed amount once a year as a perquisite payment, in lieu of the Company paying for a participant’s club memberships, miscellaneous legal and financial counseling, and any incremental benefits not covered under the standard benefits program. Reviews of perquisite payment amounts are conducted in the same way as for car allowances. The HRC reviews and approves changes to benefits and perquisites based on recommendations from management.

No changes to benefit or perquisite amounts were made in 2008.

Performance and Retention Plan

In 2005, the Company adopted for the CEO and certain eligible Executives, a one-time Performance and Retention compensation opportunity. The Performance and Retention Plan (the “PRP”) is administered by the HRC. The PRP was introduced to provide an incentive to certain eligible Executives for successfully implementing TransAlta’s longer-term business strategy, for improving the Company’s financial performance and, thereby, positioning the Company for future growth. The PRP was also designed to ensure that the participants, who were key to the successful implementation of the strategy, were encouraged to remain in the employ of the Company.

The PRP was established as a cash plan to provide participants with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year (“Milestone 1”) and the 2008 fiscal year (“Milestone 2”). At the time the PRP was adopted, 40% of the bonus conditionally vested at the end of fiscal 2006 if Milestone 1 had been met, to be paid after 2008 if Milestone 1 had been maintained or exceeded until that time. The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met. The Board retained the discretion to modify the PRP as warranted by evolving circumstances.

In February 2007, in light of achievements during the three years 2004 to 2006, the Board approved the award of half of the PRP amount as of December 31, 2006. The award was paid 50% in cash, and 50% in Restricted Share Units (“RSUs”) converted at a price of $25.00 (being the closing price of a TransAlta common share on February 14, 2007), utilizing the plan design.

In March 2009, the Board approved the award of the second half of the PRP amount as of December 31, 2008. This award was made in light of the following:

•                  the cash flow from operations in 2008 significantly exceeded the $860 million target set in the plan;

•                  all earnings and cash flow targets within the plan period of 2005 to 2008 had been met; and

•                  strong overall Company performance in 2007 and 2008, as discussed on pages 25 to 27.

As with the first half of the PRP, the award was paid 50% in cash, and 50% in RSUs, converted at a price of $19.22 (being the closing price of a TransAlta common share on March 3, 2009) utilizing the plan design.

Under the PRP, payment of amounts earned is to be made 50% in cash and 50% in RSUs. The number of RSUs to be awarded is determined by dividing the portion of the PRP payment to be converted into RSUs by the closing price of a TransAlta common share on the trading day preceding the award of the PRP payment. The RSUs vest in equal portions over approximately three years and are eligible to receive the value of dividends declared on the corresponding number of common shares of the Company, converted into additional RSUs, on the basis of the closing price of a TransAlta common share on the day of the dividend declaration. The participant may elect to defer payment of their RSUs prior to December 31st of each preceding vesting date, but must have exercised all rights to RSUs on the third vesting date. Upon exercise, the participant receives a cash payment equal to the number of RSUs multiplied by the closing price of the common shares of the Company on the trading day preceding the date of exercise, less any statutory withholdings.

In 2008, the Board also approved a performance and reward plan for Mr. Bridge and Ms. Farrell, to ensure the full alignment of all Executives in fulfilling the goals of the PRP, and, if successful, to recognize their contribution to the achievement of the PRP goals. Under this plan, Mr. Bridge and Ms. Farrell were given the opportunity to receive a one-time cash payment of $500,000 for achievement of the remaining PRP targets. If awarded, Mr. Bridge and Ms. Farrell would be required to utilize the after tax proceeds necessary to purchase common shares of TransAlta to meet their share ownership obligations.

In March 2009, in light of the remaining targets under the PRP having been met, the Board awarded Mr. Bridge and Ms. Farrell the performance and reward amount.

Termination and Change of Control

The CEO and Executives each have individual agreements relating to involuntary termination without cause, and termination in the event of a change of control, which provide additional payments over and above the Company’s standard policies. These agreements have been based on competitive market practices and jurisprudence. Full details of these agreements are detailed under “Termination Change of Control Benefits”.

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2004 through 2008, assuming a $100 initial investment at December 31, 2003, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08
TransAlta	$ 100	$ 103	$ 152	$ 167	$ 216	$ 163
TSX/S&P Composite	$ 100	$ 114	$ 142	$ 167	$ 183	$ 123

The Company has achieved a total return to shareholders of 63% over the last five years. TransAlta’s share price has increased from $18.53 at December 31, 2003 to $24.30 at December 31, 2008. Over this period, including dividend payments, $2,170 million of shareholder value has been created.

Total compensation paid to the CEO from 2004 to 2008 was $24.5 million. This represents 1.13% of total shareholder value created. During the same period, total compensation for all Executives was $42.9 million, representing 1.98% of total shareholder value created.

Total performance based compensation paid to the CEO and Executives from 2004 to 2008 was $42.5 million. This represents an overall annual average of 111% of target performance based compensation levels, as the Company exceeded its goals to improve efficiency and returns, resulting in an average TSR of 12.6% over this period.

In reaching its determination on overall compensation payments, the Board also considers the overall performance of the Company against other key measures such as return on capital employed, return on equity, earnings, cash flow, market capitalization, and profitability.

From 2004 to 2008, return on capital employed has increased from 7.5% to 7.8% (9.8% adjusted for the impact of the sale of the Company’s Mexican assets); return on equity has increased from 6.5% to 9.8% (12.1% adjusted for the sale of the Company’s Mexican assets); earnings have increased from $170.2 million to $235 million ($290 million adjusted for the sale of the Company’s Mexican assets); and cash flow has increased from $613.4 million to $1,038 million.

Over the same period, the market capitalization of the company has increased from $3,503 million to $4,802 million. The following tables outline the five-year history of compensation paid to the CEO and Executives, compared to the change in TransAlta’s market capitalization over the same period.

CEO Five-Year Look-Back

Compensation Element	2004	2005	2006	2007	2008	Total
Base Pay ($)	750,000	833,333	891,667	931,250	975,000	3,503,750
Share Awards($)(1)	697,960	882,413	2,605,335	1,170,828	2,670,585	8,027,121
AIC ($)	642,375	1,052,300	1,130,400	1,218,402	1,048,320	5,091,797
LTI Plans ($)	0	0	3,052,073	0	1,500,000	4,552,073
Pension Value ($)	332,600	356,000	463,100	586,000	437,900	2,175,600
All Other Comp ($)(2)	105,000	47,000	30,000	30,000	30,000	242,000
Total ($)	2,527,935	3,171,046	8,172,575	3,936,480	6,661,805	24,469,841
5 Year Annual Average ($)						4,893,968
Year-End Market Capitalization ($millions)	3,503	5,049	5,392	6,703	4,802
Overall Change to Market Capitalization (%)						37.08%

Notes:

(1)

Share Award amounts are based on PSOP and RSU market value at time of grant. While expressed as a cash value, PSOP awards result in the issue of shares, of which shares the value of four times base salary is to be retained until the CEO leaves the Company, as defined by the share ownership guidelines described earlier in this Proxy Circular.

(2)	Amounts in this column for 2004 include Director’s compensation, for which payments ceased January 1, 2005.

The increase in the Company’s market capitalization over the five-year period was $1,299 million. Total compensation paid to the CEO over the same period was $24.5 million, representing 1.9% of the increase.

Executives Five-Year Look-Back (excluding CEO)

Compensation Element	2004(1)	2005(1)	2006(1)	2007	2008	Total
Base Pay ($)	2,362,500	2,375,000	1,615,833	1,933,626	2,425,835	10,712,794
Share Awards($) (2)	1,653,750	1,662,500	2,913,279	1,542,456	3,402,860	11,174,845
AIC ($)	1,784,297	1,782,842	1,322,369	1,541,463	1,634,155	8,065,126
LTI Plans ($)	0	0	2,885,267	0	2,750,000	5,635,267
Pension Value ($)	1,604,000	1,172,000	1,024,500	1,493,000	1,198,400	6,491,900
All Other Compensation ($)	200,000	175,000	115,000	209,584	150,000	849,584
Total ($)	7,684,547	7,167,342	9,876,247	6,720,129	11,561,250	42,929,516
5 Year Annual Average ($)						8,585,903
Year-End Market Capitalization ($millions)	3,503	5,049	5,392	6,703	4,802
Overall Change to Market Capitalization (%)						37.08%

Notes:
(1)	There were a total of eight Executives in 2004, seven in 2005, and six in 2006.
(2)

Share Award amounts are based on PSOP and RSU market value at time of grant. While expressed as a cash value, PSOP awards result in the issue of shares, of which shares the value of two times base salary is to be retained until the Executive leaves the Company, as defined by the share ownership guidelines described earlier in this Proxy Circular.

The increase in the Company’s market capitalization over the five-year period was $1,299 million. Total compensation paid to the Executives over the same period was $42.9 million, representing 3.3% of the increase.

Comparison of Total Compensation with Net Profit

The following table sets forth a comparison of the Total Compensation of the CEO and Executives with the net profits of the Corporation over the last five years, as well as the average for the last five years.

	2004	2005	2006	2007	2008	5 Year Average
Annual Net Profit	$170.2 m	$198.8 m	$44.9 m (1)	$309.3 m	$235.0 m (2)	$191.6 m (3)
Total CEO Compensation	$2.5 m	$3.2 m	$8.2 m	$3.9 m	$6.7m	$4.9 m
Compensation as % of Profit	1.47%	1.61%	18.26% (1)	1.26%	2.85% (2)	2.56% (3)
Total Executives Compensation (excluding CEO)	$7.68 m	$7.17 m	$9.88 m	$6.72 m	$11.56 m	$8.6 m
Compensation as % of Net Profit	4.51%	5.61%	22.00% (1)	2.17%	4.92% (2)	4.49% (3)

Notes:

(1)

Net earnings as reported for 2006 include one-time charges related to the decision to stop mining at the Company’s Centralia operation, and asset impairment charges related to its Centralia gas facility. Net earnings adjusted for those one-time charges were $233.8 million. CEO compensation as a percentage of adjusted net earnings for 2006 was 3.51%. Executives’ compensation as a percentage of adjusted net earnings was 4.23%.

(2)

Net earnings as reported for 2008 include one-time charges related to the sale of the Company’s Mexican assets. Net earnings adjusted for those one-time charges were $290.0 million. CEO compensation as a percentage of adjusted net earnings for 2008 was 2.31%. Executives’ compensation as a percentage of adjusted net earnings was 3.99%.

(3)

Five-year average net earnings adjusted for the above one time charges in 2006 and 2008 were $240.4 million. CEO 5 year average compensation as a percentage of the adjusted net earnings was 2.04%. Executives’ five-year average compensation as a percentage of the adjusted net earnings was 3.58%.

Option Awards

The Company has not granted stock options to Executives since 1997. As a consequence, the CEO and Executives have no stock options to report.

SUMMARY COMPENSATION TABLE

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2008, 2007 and 2006 in respect of the CEO, the Chief Financial Officer (the “CFO”), and all other Executives, in accordance with the new CSA disclosure requirements.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share Awards ($) (d)	Option Awards ($) (e)	Non-equity Incentive Plan Compensation ($) (f)		Pension Value ($) (g)	All Other Compensation ($) (h)	Total Compensation ($) (i)
					Annual Incentive Plan	Long-term Incentive Plans
S.G. Snyder(1) President and Chief Executive Officer	2008	975,000	2,670,585	0	1,048,320	1,500,000	437,900	54,746	6,686,551
	2007	931,250	1,170,828	0	1,218,402	0	586,000	73,605	3,980,085
	2006	891,667	2,605,335	0	1,130,400	3,052,073	463,100	30,000	8,172,575
	3 yr avg.	932,639	2,148,916	0	1,132,374	1,517,358	495,667	30,000	6,279,737
B. Burden Executive Vice-President and Chief Financial Officer	2008	460,417	690,158	0	296,509	375,000	135,900	25,000	1,982,934
	2007	435,417	298,368	0	353,776	0	129,000	25,000	1,241,561
	2006	425,000	673,568	0	363,375	519,364	134,100	25,000	2,140,407
	3 yr avg.	440,278	554,031	0	338,887	298,121	133,000	25,000	1,788,317
W.D.A. Bridge(2) Executive Vice-President, Generation Technology	2008	370,834	245,123	0	201,734	500,000	215,900	25,000	1,558,591
	2007	281,542	261,072	0	198,468	0	523,000	19,167	1,292,249
	2006	220,000	198,198	0	138,946	159,735	49,100	15,000	780,979
	3 yr avg.	290,792	234,798	0	179,716	219,912	262,667	19,722	1,210,607
D.L. Farrell(3) Executive Vice-President, Commercial Operations and Development	2008	435,417	298,483	0	323,950	500,000	124,900	25,000	1,707,750
	2007	177,084	298,368	0	138,347	0	61,000	90,417	765,216
	2006	0	0	0	0	0	0	0	0
	3 yr avg.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
R.P. Langhammer Executive Vice-President, Generation Operations	2008	385,417	638,465	0	209,667	375,000	342,900	25,000	1,976,449
	2007	331,250	210,456	0	275,352	0	440,000	25,000	1,282,058
	2006	300,000	585,403	0	237,673	615,387	502,100	25,000	2,265,563
	3 yr avg.	338,889	478,108	0	240,897	330,129	428,333	25,000	1,841,356
K.S. Stickland Executive Vice-President, Legal, SD and EH&S	2008	435,417	798,848	0	367,492	500,000	264,900	25,000	2,391,657
	2007	395,833	263,736	0	321,614	0	245,000	25,000	1,251,183
	2006	370,833	745,207	0	324,375	819,560	253,100	25,000	2,538,075
	3 yr avg.	400,694	602,597	0	337,827	439,853	254,333	25,000	2,060,305
M. Williams Executive Vice-President, HR, IT and Communications	2008	338,333	731,783	0	234,803	500,000	113,900	25,000	1,943,819
	2007	312,500	210,456	0	253,906	0	95,000	25,000	896,862
	2006	300,000	710,903	0	258,000	771,221	86,100	25,000	2,151,224
	3 yr avg.	316,944	551,047	0	248,903	423,740	98,333	25,000	1,663,968

Notes:

(1)	Amounts under All Other Compensation for Mr. Snyder for 2008 and 2007 includes personal usage of the Company’s aeroplane, utilizing the policy approved by the Board.
(2)	Mr. Bridge was promoted to his current position on August 1, 2007. Prior to that he was Vice-President, Western Canada Operations.
(3)	Ms. Farrell joined the Company on August 1, 2007, and received a relocation allowance of $80,000 in that year.

Share Awards (column d)

Amounts in this column relate to the cash value of shares granted under the PSOP in each year reported, and the cash value of Restricted Share Units granted under the Performance and Retention Plan.

PSOP

•                  PSOP amounts reported in 2008 were based on the grant of shares issued on January 1, 2008, for the period 2008 to 2010, using the closing price of the common shares on the TSX on December 31, 2007 of $33.35.

•                  PSOP amounts reported in 2007 were based on the grant of shares issued on January 1, 2007, for the period 2007 to 2009, using the closing price of the common shares on the TSX on December 31, 2006 of $26.64.

•                  PSOP amounts reported in 2006 were based on the grant of shares issued on January 1, 2006, for the period 2006 to 2008, using the closing price of the common shares on the TSX on December 31, 2005 of $25.41.

Performance and Retention Plan (“PRP”)

•                  PRP amounts reported in 2008 relate to the 50% of the PRP award converted to RSUs on March 4, 2009 as based on the closing trading price of a TransAlta share on the TSX on March 3, 2009 of $19.22.

•                  There were no PRP awards reported in 2007.

•                  PRP amounts reported in 2006 relate to the 50% of the PRP award converted to RSUs on February 15, 2007 as based on the closing trading price of a TransAlta common share on the TSX on February 14, 2007 of $25.00.

Non-Equity Incentive Plan Compensation (column f)

Amounts reported in this column relate to cash payments made under the AIC, the MTI Plan, and the PRP.

Annual Incentive Plan (sub column f1)

Annual Incentive amounts reported in 2008, 2007 and 2006 relate to the performance level achieved in each of those years against the AIC goals.

Long-Term Incentive Plans (sub column f2)

•                  Amounts reported in 2008 relate to the cash portion of the second 50% of the PRP award as previously outlined for Messrs Snyder, Burden, Langhammer, Stickland and Williams, and for the one-time performance and reward payment for Mr. Bridge and Ms. Farrell.

•                  No long-term non-equity incentive plan payments were made to the CEO and Executives in 2007.

•                  Amounts reported in 2006 relate to the cash portion of the first 50% of the Performance and Retention Plan as previously outlined, and payments related to the Medium Term Incentive grant for the period 2004 to 2006, at 125.42% of target, based on Cash Flow Return on Investment and Availability performance during that period.

Pension Value (column g)

Amounts in column (g) are the sum of the compensatory amounts related to Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan.

All Other Compensation (column h)

Amounts in column (h) relate to car allowances and annual perquisite allowances, and for Mr. Snyder includes the costs of using the Company aeroplane for personal use, utilizing the policy approved by the Board.

INCENTIVE PLAN AWARDS

Outstanding Share Awards and Option Awards

The following table details all equity-based compensation which has been granted to the CEO and Executives, and that vest in future years.

	Share Awards
Name	Number of shares or units of shares that have not vested at target		Market or payout value of share awards that have not vested at target
(a)	(f1) PSOPs	(f2) RSUs	(g1) (1) PSOPs	(g2) (2) RSUs
S.G. Snyder	82,000	98,044	$1,992,600	$1,884,406
B. Burden	20,650	24,511	$501,795	$471,101
W.D.A. Bridge	16,550	0	$402,165	$0
D.L. Farrell	20,150	0	$489,645	$0
R.P. Langhammer	15,800	24,511	$383,940	$471,101
K.S. Stickland	18,850	32,682	$458,055	$628,148
M. Williams	14,850	32,682	$360,855	$628,148

Notes:

(1)	Based on the closing price of the common shares of the Company on the TSX on December 31, 2008 of $24.30.
(2)	Based on the closing price of the common shares of the Company on the TSX on March 3, 2009 of $19.22, being the date of approval of the award of RSUs related to the second half of the PRP.

Value on Pay-out or Vesting of Incentive Plan Awards

The following table sets forth all equity-based and non-equity based compensation that vested to the CEO and Executives in 2008.

Name	Share Awards – value vested during the year		Non-equity Incentive Plan Compensation – value earned during the year
(a)	(c1) (1) PSOPs	(c2) (2) RSUs	(d1) AIC	(d2) MTI	(d3) PRP
S.G. Snyder	$2,339,385	$467,000	$1,048,320	$0	$1,500,000
B. Burden	$631,897	$116,750	$296,509	$0	$375,000
W.D.A. Bridge	$419,491	$0	$201,734	$0	$500,000
D.L. Farrell	$0	$0	$323,950	$0	$500,000
R.P. Langhammer	$446,367	$116,750	$209,667	$0	$375,000
K.S. Stickland	$518,951	$155,674	$367,492	$0	$500,000
M. Williams	$446,367	$155,674	$234,803	$0	$500,000

Notes:

(1)

Based 197,632 shares at the closing price of the common shares of the Company on the TSX on December 31, 2008 of $24.30. Dividend accruals were added to the base award under the terms of the plan using a multiplier of 1.12.

(2)

Based on 43,334 RSUs at the closing price of the common shares of the Company on the TSX on February 13, 2009 of $21.19, the day immediately preceding the vesting date of the second third of the RSUs awarded in 2006, plus $1.08 per RSU in lieu of 2008 dividend payments.

Share Awards

The number of granted, but unvested PSOPs disclosed in column (f1) relate to grants made to the CEO and Executives in 2008 for the performance period 2008 to 2010, and 2007 for the period 2007 to 2009. The target level of grants have been included, but actual awards may be from 0% to 200% of this level, based on the TSR of the Company compared to the approved Comparator Group.

The number of granted, but unvested RSUs disclosed in column (f2) relate to the third tranche of RSUs awarded as part of the first half of the PRP in 2006, which will vest on December 15, 2009, and to the RSUs issued as part of the second half of the PRP in 2008.  The RSU award in 2008 was based on the closing price of the common shares of the Company on the TSX on March 3, 2009, of $19.22, as provided in the plan.

The amounts disclosed in columns (c1) and (c2) relate to PSOPs granted in 2006 for the period 2006 to 2008, and for the second tranche of the RSUs awarded as part of the first half of the PRP in 2006, which vested on February 14, 2009. The value of these RSUs was based on the closing price of the common shares of the Company on the TSX on February 13, 2009, of $21.19, as defined in the plan. The CEO and Executives elected to defer receiving cash payment for these vested RSUs, as per the plan provisions.

Non-equity Incentive Plan Compensation

The amounts disclosed in columns (d1), (d2) and (d3) relate to payments made in 2008 under the AIC and MTI plans and the Performance and Retention Plan and are also included in column (f) of the “Summary Compensation Table”.

RETIREMENT PLAN BENEFITS

Defined benefit plans

The following table details the estimated value to the CEO and Executives under the Supplementary Pension Plan arrangements, effective December 31, 2008, and shows the accrued obligation of the Company as of that date:

Name	Number of years credited service (#)	Annual Benefits Payable ($) (c)		Accrued obligation at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accrued obligation at year end ($)
		At year end	At age 65
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
S.G. Snyder	12.25	423,000	607,000	4,958,000	419,000	(623,000)	4,754,000
B. Burden	3.00	37,000	177,000	230,000	117,000	(58,000)	289,000
W.D.A. Bridge	12.08	61,000	192,000	783,000	197,000	(294,000)	686,000
D.L. Farrell	1.42	17,000	208,000	43,000	106,000	(37,000)	112,000
R.P. Langhammer	23.00	143,000	193,000	1,995,000	324,000	(203,000)	2,116,000
K.S. Stickland (1)	15.92	161,000	263,000	1,611,000	246,000	(239,000)	1,618,000
M. Williams	6.50	48,000	168,000	355,000	95,000	(87,000)	363,000

Note:

(1)	Mr. Stickland was granted eight additional years of pensionable service as part of the terms of his employment at time of hire.

Defined contribution plans

The following table details the accumulated value to the CEO and Executives of their Defined Contribution plans as at December 31, 2008:

Name	Accumulated value at start of year	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
(a)	(b)	(c)	(d)	(e)
S.G. Snyder	224,985	18,900	(45,970)	197,915
B. Burden	40,231	18,900	(10,419)	48,712
W.D.A. Bridge	190,380	18,900	(43,115)	166,165
D.L. Farrell	17,744	18,900	(5,850)	30,794
R.P. Langhammer	476,006	18,900	(66,052)	428,854
K.S. Stickland	143,914	18,900	(30,007)	132,807
M. Williams	111,927	18,900	(22,301)	108,526

The CEO and Executives participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act, as well as in a defined benefit, non-registered supplementary retirement program. Retirement benefits provided by the defined contribution plan (the “DC Plan”) and the defined benefit plan (the “Supplemental Pension Plan”) are summarized below.

Defined Contribution Plan

The CEO and Executives are members of the DC Plan. The Company contributes ten per cent of an Executive’s pensionable earnings (base pay and annual incentive payment) to the plan.  The CEO and Executives are not permitted to contribute to the plan. In 2008, pensionable earnings were capped at $189,000, resulting in a maximum annual contribution of $18,900. Contributions are deposited to individual member accounts which are invested in accordance with the investment direction of the member. Account balances grow with investment earnings and contributions. A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to transfer their account balance to a personal, locked-in RRSP. Members are eligible to retire after attaining age 55 and completing two years of service.

Defined Benefit Plan

To compensate participants who are affected by the Income Tax Act (Canada) pension limits, and by the cap on pensionable earnings under the DC plan, the Company has adopted a Supplemental Pension Plan. Members are not permitted to contribute to the Supplemental Pension Plan; the full cost of the plan is paid for by the Company. The CEO and Executives are members of the Supplemental Pension Plan.

The Supplemental Pension Plan provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the DC Plan pensionable earnings limit. Final average pensionable earnings are calculated as the highest five year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service. Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension. Other retiring members receive a monthly pension that is reduced by 5/12 of 1% per cent for each month that their early retirement date precedes their unreduced retirement date. A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to a deferred monthly pension. Pensions are payable for the member’s lifetime, and at least sixty monthly payments are guaranteed. Members may select an optional form of payment. If the member is a US tax payer, they are required to select an optional form.

The Supplemental Pension Plan has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of the Company’s pension committee. Mr. Stickland was granted eight additional years of pensionable service as part of the terms of employment at his time of hire. Although the plan allows for additional years of pensionable service to be granted to mid-career hires, the policy of the HRC since 2004 has been to not do so.

Pension payments are increased by two per cent per annum every January 1 after a member was first eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

Deferred Compensation Plans

Under the Performance and Retention Plan, the CEO and Executives may defer payment for vested RSUs under the plan for any period from the vesting date to 15 days prior to the expiry of the RSU period. Requests to defer must be submitted in writing before December 15 of each vesting year, and payment must be made prior to the expiry of the overall RSU grant. The CEO and Executives elected to defer payment for RSUs that vested in 2008.

There are no other deferred compensation plans in place for the CEO and Executives.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has standard policies in place to cover all forms of termination. The CEO and Executives are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause, as follows:

Voluntary Termination

In the event of voluntary termination, an employee receives payment of any outstanding base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

Retirement or Permanent Disability

In the event of retirement or permanent disability, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•                  payment of Annual Incentive Compensation at target, prorated from the beginning of the year to the date of retirement or permanent disability;

•                  payment of Medium Term Incentive Compensation at target, prorated to the date of retirement or permanent disability; and

•                  compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement or permanent disability takes place.

Termination for Cause

In the event of termination for cause, an employee receives payment of base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

CEO and Executive Arrangements

The Company has entered into individual agreements with the CEO and each of the Executives which provide payments over and above the Company’s standard policies in the event of involuntary termination and termination in the event of a change of control, as follows:

Involuntary Termination

The Company makes the following lump sum payments over and above the Company’s standard policies;

•                  an amount equal to two times base pay;

•                  an amount equal to one times annual incentive compensation at target (two times for the CEO); and

•                  compensation for unvested RSUs at the price of the original award.

PSOPs are calculated utilizing the standard plan provisions.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines estimated incremental payments, including amounts under the Company’s standard plan provisions, to the CEO and Executives upon involuntary termination, other than for cause or following a change of control, as at December 31, 2008:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Additional Supplemental Pension Value ($)	PSOPs and RSUs Value ($)(1) (2)	Other ($)	Total ($)
S.G. Snyder	24	1,950,000	780,000	0	0	3,040,398	0	5,770,398
B. Burden	24	950,000	237,500	0	0	762,962	0	1,950,462
W.D.A. Bridge	24	800,000	200,000	0	0	417,158	0	1,417,158
D.L. Farrell	24	900,000	225,000	0	0	507,870	0	1,632,870
R.P. Langhammer	24	800,000	200,000	0	0	633,940	0	1,633,940
K.S. Stickland	24	900,000	225,000	0	0	799.108	0	1,924,108
M. Williams	24	700,000	175,000	0	0	701,884	0	1,576,884
Total		7,000,000	2,042,500	0	0	6,863,320	0	15,905,820

Notes:

(1)

The RSU amounts in this column have been based on the unvested number of RSUs awarded under the PRP in 2006, using the closing price of the common shares of the Company on February 14, 2007 of $25.00, being the original price of the award.

(2)

As defined in the PSOP, the number of PSOPs included in this column have been calculated using the relative TSR percentile achieved for the period 2005 to 2007 of 75%, and based on 66.67% of target award for the period 2006 to 2008, 33.33% of target award for the period 2007 to 2009, and 0% of target award for the period 2008 to 2010. The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 31, 2008 of $24.30.

Termination in the Event of a Change of Control

Change of Control agreements are in place with the CEO and each Executive. The agreement incorporates a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the Executive shall have the right to receive the retirement allowance amounts provided for in the agreement. The agreement defines a Change of Control event as the sale or acquisition of 50% of the value, assets or shares of the Company, or a 50% change in the composition of the Board.

As described in the 2007 Proxy Circular, the CEO and four out of the six Executives with change of control agreements are subject to the above terms, either due to the timing of their employment or due to voluntary acceptance of the revised agreement. Two of the six Executives remain subject to the terms of a Change of Control agreement, that was adopted earlier by the Board in which the retirement allowances are the same, but in which the Executive has the right within 90 days of a Change of Control occurring (which is defined as the sale or acquisition of 20% of the Company, or a 20% change in the composition of the Board) to elect to leave the Company, and receive the retiring allowances included in the agreement.

The Change of Control agreements state that the Company shall pay the following lump sum retirement allowances to the CEO and Executives that differ from the Company’s standard policies:

•                  an amount equal to three times base pay;

•                  an amount equal to two times the annual incentive bonus payable at target performance (three times for the CEO);

•                  an amount equal to 16% of the total base pay amount to compensate the Executive for the loss of employee benefits;

•                  a cash amount payable as a retiring allowance equal to two years of additional contributions to the Defined Contribution Pension Plan;

•                  PSOP compensation calculated at the maximum number of units achievable under all outstanding grants;

•                  an amount equal to all unvested RSUs;

•                  two years service credit under the Supplementary Pension Plan;

•                  reimbursement up to $10,000 for financial counseling; and

•                  payment for outplacement services.

Under the agreements, following termination due to a change of control, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines illustrative payments including the Company’s standard plan provisions to the CEO and Executives had a change of control occurred on December 31, 2008:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($)(1)	Accelerated PSOP Value ($)(2)	Other Payments ($)(3)	Total ($)
S.G. Snyder	36	2,925,000	2,340,000	468,000	37,800	3,985,200	972,000	10,728,000
B. Burden	36	1,425,000	475,000	228,000	37,800	1,003,590	243,000	3,412,390
W.D.A. Bridge	36	1,200,000	400,000	192,000	37,800	804,330	0	2,634,130
D.L. Farrell	36	1,350,000	450,000	216,000	37,800	979,290	0	3,033,090
R.P. Langhammer	36	1,200,000	400,000	192,000	37,800	767,880	243,000	2,840,680
K.S. Stickland	36	1,350,000	450,000	216,000	37,800	916,110	324,016	3,293,926
M. Williams	36	1,050,000	350,000	168,000	37,800	721,710	324.016	2,651,526
Total		10,500,000	4,865,000	1,680,000	264,600	9,178,110	2,106,032	28,593,742

Notes:

(1)

Amounts in this column have been determined on the basis of 2 years at 10% of the 2008 Income Tax Act limit of $18,900, and do not include the value of two years of additional pensionable service credits.

(2)	Amounts in this column have been calculated using the maximum shares to be awarded for 2008, 2007 and 2006 grants and the closing price of the common shares on the TSX on December 31, 2008 of $24.30.
(3)	Amounts in this column represent payments for RSUs awarded under the Performance and Retention Plan.

Employee Stock Option Plan

Although the CEO and Executives cannot participate, the Company does have an employee stock option plan as an incentive program for all employees below the level of senior manager, which provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the stock option plan which will not exceed the maximum number of shares of the Company allocated under the plan.  The term of each option is 10 years, and the stock options vest on a schedule of 25% per year over a period of four years.

In 2008, the Company granted 500 stock options to each full-time employee and 250 options to each part-time employee, in each case below the level of senior manager. No options were granted for the 2007 and 2006 fiscal years.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier. In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

At December 31, 2008, there were 1.7 million options to purchase common shares outstanding, of which 0.5 million were exercisable, as follows:

Equity Compensation Plan Information as at December 31, 2008

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders: PSOP and Stock Options	2.6 million	$26.93	2.9 million

Employee Share Purchase Plan

The Company implemented an Employee Share Purchase Plan in April 2000, which provides an interest-free loan for employees to purchase TransAlta common shares.  The loan cannot exceed 30% of the employees’ annual base salary, and must be paid back over a three-year period. In the case of a termination of employment, the employee has 60 days to settle his/her account.

Senior Management, including the CEO and Executives, cannot participate in the Employee Share Purchase Plan.

As at December 31, 2008, 0.7 million shares had been purchased by employees under this plan.

DIRECTORS AND OFFICERS INSURANCE

The Company has purchased directors and officers liability insurance, which has an aggregate claim limit of US$110 million each policy year for all directors and officers of the Company and its subsidiaries.  In 2008, the annual cost of this coverage was approximately US$805,855 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

REPORTS OF COMMITTEES OF THE BOARD

In 2008, the Board had the following three standing committees: the Audit and Risk Committee (the “ARC”), the Human Resources Committee (the “HRC”) and the Governance and Environment Committee (the “GEC”).  The following report addresses, the principal functions of the committees of the Board during 2008.

1.                                      Report of the Audit and Risk Committee

The ARC is comprised of independent directors.  The members are William D. Anderson (Chair), Stephen L. Baum, Timothy W. Faithfull, Michael M. Kanovsky, Gordon S. Lackenbauer and Donna S. Kaufman (ex-officio member).

William D. Anderson (Chair)	Stephen L. Baum	Timothy W. Faithfull	Michael M. Kanovsky	Gordon S. Lackenbauer	Donna S. Kaufman

The ARC assists the Board in its oversight role with respect to the integrity of the Company’s financial reporting processes, the Company’s systems of internal accounting and financial controls, the risk identification assessments conducted by management and the programs established in response to such risks, the internal audit function, the external auditors’ qualifications, independence, performance and reports.  The ARC also reviews the Company’s compliance with the Company’s Code of Conduct, Financial Code of Ethics, the Disclosure of Information policy and the Company’s policy with respect to the hiring of employees of the external auditors.

In fulfilling its mandate in 2008, the ARC:

Financial Reporting:

•                                          reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and related management discussion and analysis (“MD&A”), the interim financial statements and related MD&A, the Annual Information Form and this Proxy Circular.  This review included a discussion with management and the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States included the auditors’ independence;

•                                          reviewed the implementation of new accounting policies; and

•                                          reviewed and discussed with management, internal audit and the external auditors, the Company’s systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies.  The ARC received regular updates from management confirming that management would be in a position to deliver its report with respect to management’s responsibility for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting and reviewed management’s report with respect to the effectiveness of these systems, the systems utilized and the auditors’ assessment of these systems.

The CEO and the CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

External Auditors

•                                          reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for shareholders’ approval;

•                                          reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationships with the Company and determined the auditors were independent;

•                                          obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and if so the steps taken to address such issues;

•                                          approved the fees payable to the external auditors;

•                                          reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                                          reviewed and approved non-prohibited services to be provided by the external auditors; and

•                                          met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Internal Auditors

•                                          reviewed the mandate, independence, qualifications and resources of the internal audit department;

•                                          reviewed and approved the annual work plan and three year plan of the internal audit department;

•                                          reviewed the results of audits performed;

•                                          reviewed and discussed with the Vice-President, Internal Audit any complaints received from the Company’s Help Line to ensure that all matters were investigated and are addressed as required; and

•                                          met privately, at least quarterly, with the Vice-President, Internal Audit in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matter that may arise.

Risk Management, Regulatory Compliance and Other

•                                          received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

•                                          reviewed the Company’s risk management policies and insurance programs;

•                                          reviewed the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•                                          reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management responses;

•                                          reviewed the Company’s policies with respect to financial and commodity exposure management;

•                                          received quarterly updates on the Company’s financial and commodity exposure management activities;

•                                          received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements;

•                                          reviewed the financial performance of the Company’s pension plans; and

•                                          received a report from management with respect to the Company’s employees compliance with the Company’s Code of Conduct, as well as the Financial Code of Ethics (applicable to financial employees) and the Company’s policy with respect to the hiring of employees of the external auditors.

The ARC met regularly with the External Auditors, the Vice-President, Internal Audit, the CEO, CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal, and other members of management.  The ARC also met with the External Auditors without any members of management present and with the Vice-President of Internal Audit without other members of management present.  The ARC met in camera, without management present, at the conclusion of each in person meeting.

The ARC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2008.  The Charter of the ARC is available on TransAlta’s website at www.transalta.com or at www.SEDAR.com as an Appendix to the Company’s Annual Information Form.

Signed,

William D. Anderson (Chair)

Stephen L. Baum

Timothy W. Faithfull

Michael M. Kanovsky

Gordon S. Lackenbauer

Donna S. Kaufman (ex-officio member)

2.                                      Report of the Governance and Environment Committee

The GEC is comprised of independent directors.  The members are Ambassador Gordon D. Giffin (Chair), C. Kent Jespersen, Michael M. Kanovsky, Gordon S. Lackenbauer, Dr. Martha C. Piper and Donna S. Kaufman (ex-officio member).

Gordon D. Giffin (Chair)	C. Kent Jespersen	Michael M. Kanovsky	Gordon S. Lackenbauer	Martha C. Piper	Donna S. Kaufman

The GEC assists the Board in identifying and recommending individuals to the Board for nomination as members of the Board and in developing and recommending a set of corporate governance principles applicable to the Company and in monitoring compliance with such principles.  The Committee also assists the Board in fulfilling its oversight responsibilities with respect to environmental, health and safety practices, procedures and policies as established by management in relation to legal/regulatory and industry standards or best practices.

In fulfilling its mandate in 2008, the GEC:

Corporate Governance

•                                          reviewed the size and composition of the Board and ensured that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees;

•                                          recommended the appointment of a new member to the Board, Mr. Stephen L. Baum.  A summary of his qualifications is included under his biographical information in this Management Proxy Circular under “Election of Directors – Director Nominee Information”;

•                                          recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;

•                                          reviewed and recommended amendments as required to the Corporation’s Corporate Governance Guidelines, the charters of each committee, which were approved by the Board;

•                                          through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Chair of the Board;

•                                          reviewed the compensation paid to directors to ensure that it was competitive with the Company’s Comparator Group and aligned with the interests of shareholders and recommended an increase in share/DSU compensation from 2800 to 3200 shares/DSU per year;

•                                          satisfied itself that a comprehensive orientation and continuous education program was in place and available to directors; and

•                                          reviewed the retirement practices of other Canadian Corporation’s boards and revised the Company’s retirement age from age 70 to age 72 and adopted a maximum tenure policy of 15 years for all newly appointed directors.

Environmental, Health and Safety (“EH&S”)

•                                          reviewed with management whether EH&S policies were being effectively implemented;

•                                          reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;

•                                          reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to promote and address health and safety matters;

•                                          received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;

•                                          received regular reports on climate change initiatives, legislative developments and draft initiatives and the potential impact such initiatives could have on the Company’s operations in Canada and the United States; and

•                                          assessed the implementation of greenhouse gas policies and other legislative initiatives vis à vis the Company’s strategic plan.

The GEC met in camera, without management present, at the conclusion of each in person meeting.

The GEC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2008.  The Charter of the GEC is available on TransAlta’s website at www.transalta.com.

Signed,

Gordon D. Giffin

C. Kent Jespersen

Michael M. Kanovsky

Gordon S. Lackenbauer

Martha C. Piper

Donna S. Kaufman (ex-officio member)

3.                                      Report of the Human Resources Committee

The HRC is comprised of independent directors.  The members are Stanley J. Bright (Chair), Stephen L. Baum, Timothy W. Faithfull, C. Kent Jespersen, Martha C. Piper, Luis S. Vázquez and Donna S. Kaufman (ex-officio member).

Stanley J. Bright (Chair)	Stephen L. Baum	Timothy W Faithfull	C. Kent Jespersen	Martha C. Piper	Luis S. Vázquez	Donna S. Kaufman

The HRC reports to the Board and is empowered by the Board to review and approve the Company’s key compensation and human resources policies.  Specifically, the HRC reviews the Company’s human resources strategies and philosophy, its equity based and other compensation programs, and recommends to the Board the compensation of the Company’s executives by reference to data from an approved Comparator Group of companies with which the company competes for executive talent.  The HRC also reviews and approves the Company’s executive management succession and development plans.  All members of the HRC have significant business experience, and extensive experience in managing human resources issues.

In reaching its determinations, the HRC retained the services of independent specialists at Hewitt and Associates and engaged independent legal counsel at Bull Housser & Tupper LLP.  For a discussion of the specific decisions reached by the HRC, as well as the details of the services provided by the external specialists, refer to the “Statement of Executive Compensation” of this Proxy Circular.  As set forth in the Charter of the HRC, decisions regarding the compensation of the CEO and the Executives, who report directly to the CEO, are made by the Board, based upon the recommendations of the HRC.  The HRC makes decisions on the compensation of other officers and senior managers.

In fulfilling its mandate in 2008, the HRC:

•                                          evaluated the CEO’s performance against 2008 Goals;

•                                          recommended to the Board approval of the CEO’s 2009 Goals;

•                                          reviewed Period 10 (Jan. 1, 2006 to Dec. 31, 2008) PSOP awards to employees below the senior officer level;

•                                          reviewed and approved Period 13 (Jan. 1, 2009 to Dec. 31, 2011) PSOP grants;

•                                          recommended to the Board approval of the CEO’s 2008 AIC and Period 10 PSOP award;

•                                          recommended to the Board approval of senior officers’ 2008 AIC and Period 10 PSOP awards;

•                                          approved other officers’ and senior managers’ 2008 salary increases;

•                                          reviewed and approved the HRC portion of the 2009 Proxy Circular;

•                                          approved the 2008 to 2009 HRC work plan;

•                                          recommended to the Board approval of senior officer positions and job titles;

•                                          approved other officer and senior management positions and job titles;

•                                          recommended to the Board approval of the CEO role description;

•                                          approved the Comparator Group for use in all compensation matters, including PSOP, from 2008 onward;

•                                          reviewed market and proxy compensation data from the approved comparator group for the CEO and Executives;

•                                          recommended to the Board maintaining the CEO’s salary for 2008 at its 2007 level;

•                                          recommended to the Board approval of CEO’s recommendations on base pay increases for Executives;

•                                          reviewed all elements of executive compensation for continued alignment with Corporate goals;

•                                          approved an attraction and retention initiative for key employees;

•                                          approved a revised external Board membership policy;

•                                          approved the design of 2009 AIC plan and associated targets;

•                                          approved 2009 Company salary planning guidelines;

•                                          approved revisions to the Committee Charter; and

•                                          approved officer appointments and terminations.

The HRC held several meetings this year to review the Company’s management succession and talent development plans and programs.

The HRC met in camera, without management present, at the conclusion of each in person meeting.

The HRC also reviewed its mandate and performance and is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2008.  The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

Signed,

Stanley J. Bright (Chair)

Stephen L. Baum

Timothy W. Faithfull

C. Kent Jespersen

Martha C. Piper

Luis S. Vazquez

Donna Soble Kaufman (ex-officio member)

CORPORATE GOVERNANCE

The corporate governance practices of the Company meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Canadian Securities Administrators’ Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Statement of Corporate Governance Practices attached as Appendix “A” to this Proxy Circular highlights various elements of the Company’s corporate governance program.

ADDITIONAL INFORMATION

Additional information regarding the business of the Company is contained in the Company’s Annual Information Form for the fiscal year ended December 31, 2008, and documents incorporated by reference therein, including the Company’s MD&A for the fiscal year ended December 31, 2008.  Additional financial information regarding the Company is provided in the Company’s comparative consolidated financial statements for the year ended December 31, 2008.  Copies of these documents, any interim financial statements for periods subsequent to December 31, 2008 and additional copies of this Proxy Circular are available at www.sedar.com and may also be obtained upon request from Investor Relations, TransAlta Corporation at 110 - 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

In addition, the Company’s Corporate Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on the Company’s website at www.transalta.com.

Corporate information is also available on TransAlta Corporation’s website at www.transalta.com.

2010 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2010 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2010) must be received by the Corporate Secretary on or before December 20, 2009.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, has been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 16, 2009	Corporate Secretary

APPENDIX “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TransAlta is committed to transparency and to responsible corporate governance practices.  To that end, the corporate governance practices of the Company either meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Canadian Securities Administrators’ Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the Company, including policies for the assessment and management of its risks.  To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out.  The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success.  The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards for the Company.

To assist in its oversight responsibilities, the Board has three standing committees: the Human Resources Committee, the Audit and Risk Committee and the Governance and Environment Committee, see “Reports of Committees of the Board”.  All of these committees have adopted charters which outline their specific oversight responsibilities.  In 2008, the Board convened a Special Committee of independent directors to oversee the Company’s consideration of shareholder proposals and other matters raised by LS Power Energy Partners and affiliated shareholders.

The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has specified limits to management’s authority and retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

The Board also has ultimate oversight for adoption of the Company’s strategic planning process, the resultant plan, monitoring performance in executing the strategies and meeting the objectives of the plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves the strategic plans of the Company.  The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications.

Further to ensure that shareholders and other stakeholders are kept apprise of the Company’s business plans, results and other developments the Company has adopted a Disclosure Policy addressing the timely dissemination of all material information which the Board reviews annually.  TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, special mailings, its website, through briefing sessions and group meetings.  TransAlta’s website, www.transalta.com, contains transcripts of conference calls held with investors each quarter, as well as annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

CORPORATE GOVERNANCE DISCLOSURE - FORM 58-101F1

Guidelines	Compliance by the Company	Description of Approach
1. Board of Directors
(a) Disclose the identity of directors who are independent.	YES

The GEC and the Board undertake the determination of director independence annually.  The determination is made in accordance with the definition of “independence” as provided in the Canadian Governance Guidelines and the Canadian Audit Committee Rules and applicable securities laws.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in Sarbanes-Oxley.

The GEC also considers the existence of any relationship between each director and the Company to ensure that the majority of directors are independent.  The determination is based on information concerning the personal, business and other relationships and dealings between the directors and the Company, its affiliates, the external auditors and each individual director’s employment status with companies with whom the Company does business.  This information is collected through biographical material, reports and questionnaires furnished or completed by the directors.  For further information with respect to each director, see “Business of the Meeting - Election of Directors – Director Nominee Information” in this Proxy Circular.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees and none of the directors (with the exception of Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.

The Board has affirmatively determined that 10 of the 11 directors of the Board, (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of management.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	YES	Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as he is a full-time employee of the Company.
(c) Disclose whether or not a majority of directors are independent.	YES	The Board has affirmatively determined that a majority of the directors of the Board, or 92% of the directors of the Board, are independent.
(d) Disclose the names of directors	YES	This information is contained under the heading

Guidelines	Compliance by the Company	Description of Approach
who are directors of any other reporting user and the name of the reporting issuer.		“Business of the Meeting – Election of Directors – Other Public Company Directorships/Committee Appointments” and includes the committees on which they serve.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

YES

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  In 2008, the Board held 21 in camera sessions of independent directors at the end of regularly scheduled and special meetings of the Board.  Each of the standing committees of the Board held regularly scheduled in camera sessions at the end of each in person meeting.  In 2008, the ARC, the HRC and the GEC each held five such meetings.

(f)    Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

YES

The Chair of the Board, Mrs. Donna Soble Kaufman, has never been an executive officer of the Company and the Board has affirmatively determined that she is independent.  In addition, the Board has adopted guidelines which provide that the Chair of the Board be appointed for a three-year term.  The GEC conducts a review of the Chair’s performance annually and, prior to the expiry of the Chair’s first term, based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.  The GEC has made this assessment and Mrs. Kaufman was appointed, commencing April 22, 2008, to serve her second three year term, subject to her election to the Board at the Company’s Annual Meeting of Shareholders.

The Board has adopted a position description for the Chair setting out her responsibilities and duties.  The Chair’s role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder meetings, ensure that the Board reviews and approves the Company’s corporate strategy as developed by management, ensure that the Board receives regular updates on all issues of importance to the Company, work closely with each committee chair to ensure that each of the committees’ functions are carried out, communicate with the CEO to provide feedback and coaching as required and work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s position description can be found on the Company’s website at www.transalta.com.

(g) Disclose the attendance record of	YES	This information is contained under the heading

Guidelines	Compliance by the Company	Description of Approach
each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.		“Business of the Meeting - Election of Directors - Director Nominee Information”, under each director’s personal biography and in more detail in the table “Meeting Attendance”
2. Board Mandate
(a) Disclose the text of the board’s written mandate.	YES

The Board has plenary power.  Any responsibility not delegated to senior management or a committee of the Board remains with the Board.  The Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.  The Board’s Corporate Governance Guidelines, which are reviewed annually by the GEC and the Board, can be found in Appendix “B” to this Proxy Circular and are available on the Company’s website at www.transalta.com.

3. Position Description
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	YES

Position descriptions for the Chair of the Board and for committee chairs are located on the Company’s website at www.transalta.com.

The Board considers that the responsibilities delineated within its Corporate Governance Guidelines, each of the committee charters, the position description for the Chair of the Board and the general position description for committee chairs to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each Committee Chair and each director.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	YES

A written position description has been developed for the CEO which is reviewed annually by the HRC and approved by the Board.  A copy of the position description is available on the Company’s website at www.transalta.com.

4. Orientation and Continuing Education

(a)   Briefly describe what measures the board takes to orient new directors regarding

(i)    the role of the board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

YES

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required.  They are also invited to meet individually with directors in order to familiarize themselves with the demands of the role and the expectations of both the Board and the management of the Company.  Once a new director joins the Board, they are provided with an orientation and education program that includes a director’s manual, which contains written information about the duties and obligations of TransAlta directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings.  New directors are also invited to meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.  Arrangements are made as required for specific briefing sessions from appropriate senior personnel to help new directors better understand TransAlta’s strategies and operations.

New directors are also invited to participate in committee meetings in order to obtain a better understanding of each committee’s function, oversight responsibilities and of the overall workings and responsibilities of the Board.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	YES

Directors are encouraged to enroll in professional development courses.  Directors are also encouraged to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

Several of the Company’s directors are members of the Institute of Corporate Directors and the Chair of the Board is a Fellow of the Institute of Corporate Directors, an institute that promotes the continuing education of directors.  During the last year, certain of the Company’s directors attended: a) a session on financial fundamentals, b) a four day educational program in corporate governance essentials at the Wharton School of the University of Pennsylvania, c) a course on financial literacy provided by the Institute of Corporate Directors, d) the Director’s College at the Stanford Law School and e) a leadership workshop at the Harvard School of Business.

Directors are also given detailed presentations on particular business issues and strategies and management engages external speakers as required to provide tutorials and updates on developments in the industry, market place and on political and economic developments in the geographic areas in which the Company does business.  In conjunction with Board meetings, directors also take part in site tours of the Company’s assets.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

Directors also receive weekly business updates from the CEO and have electronic access to all CEO communications to employees.
5. Ethical Business Conduct
(c) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	YES

The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries.  In addition, the Board has adopted a code of conduct for the Directors of the Company.  A separate financial code of conduct also applies to all financial employees.

(i) disclose how a person or company may obtain a copy of the code;

(i)  Copies of the Company’s codes of conduct for Directors, employees and officers and financial employees are available on the Company’s website at www.transalta.com and are filed on SEDAR at www.sedar.com.

(ii) describe how the board monitors compliance with its code; and

(ii)  The Company’s codes of conduct outline the standards and expectations of the Company for its employees, officers and Directors with respect to the protection and proper use of the Company’s assets.  The Codes also provide guidelines with respect to securing the Company’s assets, conflicts of interest, compliance with laws, rules and regulations and addresses the Company’s oversight responsibilities in ensuring compliance with the code.

Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the respective codes of conduct and to acknowledge that they have complied with all standards set out in such codes.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The ARC receives an annual report on the sign-off of the codes and receives regular updates on any possible violations, whistle-blowing matters or Help Line complaint. Waivers of the codes for senior officers, if any, must be brought to the attention of the Board.  The Company has also made provisions in the code of conduct for the anonymous and confidential reporting to the ARC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.  The Board has not granted any waivers of the codes of conduct during 2008.

(b)   Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

YES

The Board requires that each director or executive officer comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director or executive officer will be prohibited from voting on the matter if put to a vote of the Board and depending on the circumstances, may be asked to recuse himself or herself from the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	YES

The Board encourages and promotes a culture of ethical business conduct by requiring that all possible conflicts are disclosed and reviewed by the Board.  The directors have prescribed in the codes of conduct that should conflicts arise, or be perceived to arise, immediate full disclosure must be made and the disclosing director shall not be permitted to vote on any decision or action in which there is a real or apparent conflict.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.	YES

Each year the GEC reviews the composition of the Board in order to ensure it has the best mix of skills and experience to guide the long-term strategy and on going business operation of the Company.  This review examines diversity of background, skill and experience of each Director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  This information is compiled through the use of a competency matrix that outlines each director’s areas of expertise and experience.  The GEC maintains a list of potential nominees generated by both individual director referrals and an Executive Search Firm.  This list is reviewed annually to ensure that the candidates possess the required skills and experience to meet the needs of the Company.  Nominees must also have the ability to devote the time required and a willingness to serve.

The GEC considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.  At the recommendation of the GEC, the Board has currently fixed the number of Directors to stand for election to the Board at 11.

The GEC recommends to the Board all nominees for appointment and election to the Board.  The Board has also adopted a “majority voting” policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually.  This Policy also provides that in an uncontested election of directors, at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  The Company files with securities regulators the results of votes cast for each individual director as a percentage of total votes cast.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	YES

The GEC comprises six independent directors, Ambassador Giffin (Chair), Mr. Jespersen, Mr. Kanovsky, Mr. Lackenbauer and Dr. Piper.  Mrs. Kaufman, the Chair of the Board, is an ex-officio member of the GEC.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	YES

Information on the GEC is contained under the heading “Reports of Committees of the Board - Report of the Governance and Environment Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

7. Compensation
(a) Describe the processes by which the board determines the compensation for the issuer’s directors and officers.	YES

The GEC reviews annually the compensation for the Company’s directors and the HRC reviews at least annually the compensation for the Company’s senior officers.  Any changes in compensation are recommended to the Board for approval.

In determining the compensation of directors, the GEC takes into consideration the size and complexity of the Company’s business and reviews comparable data for companies of similar size and comparative data collected from reviews of proxy circulars for companies in the Comparator Group.

For further information on officer’s compensation please refer to “Compensation Discussion and Analysis” in this Proxy Circular.

(b) Disclose whether or not the board has a compensation committee	YES	The HRC comprises six independent directors, Mr. Bright (Chair), Mr. Baum, Mr. Faithfull,

composed of the compensation committee.		Mr. Jespersen and Dr. Piper. Mrs. Kaufman, the Chair of the Board, is an ex-officio member of the HRC.
(c) Describe the responsibilities, powers and operation of the compensation committee.	YES

Information on the HRC is contained under the heading “Report of Committees of the Board - Report of the Human Resources Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

(d)   If compensation consultant or advisor has, at any time since the beginning of the company’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform other work for the company, state that fact and briefly describe the nature of the work.

YES

In 2008, the Company made use of the work of Towers Perrin to provide input on the overall competitiveness of total compensation which retained and motivated the Company’s executives and senior management in light of overall performance levels achieved relative to the Comparator Group.

Total fees paid to Towers Perrin for these services in 2008 were $24,470.

The HRC retained the services of Hewitt Associates to provide independent advice on the overall competitiveness of total compensation relative to the approved Comparator Group, and to recommend changes to incentive plan documentation.  The legal firm of Bull, Housser and Tupper LLP also assisted the HRC in the drafting and review of the various plans.  Total fees paid to Hewitt Associates for these services in 2008 were $90,714 and to Bull, Housser and Tupper LLP were $6,996.

Hewitt Associates is also retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s Performance and Share Ownership Plan, and acts as the Company’s actuaries and as one of the consultants for its Retirement Pension Plans.  Total fees paid to Hewitt Associates for these services in 2008 were $35,329.

The HRC has reviewed and is satisfied that Hewitt Associates is able to provide independent advice to the HRC, as the provision of these services are from two, independently operating divisions within Hewitt Associates.

8. Other Board Committees
If the board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	YES

The Company has no other standing committees.  In 2008, the Board convened a Special Committee of independent directors to oversee the Company’s consideration of shareholder proposals and other matters raised by LS Power Energy Partners and affiliated shareholders.

9. Assessment
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to	YES	The Chair meets annually with each director to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

relationship, individual director performance, contributions of individual directors, and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for their review and for use in the preparation of these meetings.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

In each year of the Chair’s term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in-camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.

New York Stock Exchange - Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one respect:

Under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies.  TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  One of the Company’s audit committee members currently sits on the audit committee of four public companies.  The Board has considered this matter and has determined that Mr. Kanovsky’s professional responsibilities beyond TransAlta are not so substantial as to preclude the attention and focus necessary to fulfill his duties and responsibilities to the Audit and Risk Committee of the Company and to the Board overall.  The Board has affirmatively determined that the simultaneous audit committee service of Mr. Kanovsky on more than three public companies does not impair his ability to effectively serve on the Audit and Risk Committee of the Company.

APPENDIX “B”
TRANSALTA CORPORATION
CORPORATE GOVERNANCE GUIDELINES

A.            INTRODUCTION

On behalf of TransAlta Corporation’s shareholders, the Board is responsible for the stewardship of TransAlta Corporation (the “Company”), by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks and for reviewing and approving its strategic plans.  The Board monitors and assesses performance and progress in meeting the Company’s long and short-term goals.

The Board has adopted the following guidelines to meet its corporate governance responsibilities.

B.            BOARD ORGANIZATION AND MEMBERSHIP

1)             Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and chief executive officer (“CEO”); the Chair of the Board is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)             Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)             Size of the Board

It is the view of the Board that 10 to 12 directors is sufficient to provide a diversity of expertise and opinions, permits effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)             Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.

As a matter of policy the Board is comprised with a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are made by the independent directors.

Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships are held with the Company. The Committee reviews these declarations annually to ensure the majority of directors are independent.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists; taking into consideration the former executive’s duties and relationships for and with the Company.

5)             Majority Voting for Directors and Form of Proxy

As a matter of policy, the Board believes that each of its members should carry the confidence and support of its shareholders.  To this end, it has adopted this policy which provides that in an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

The form of proxy for the vote at a shareholders’ meeting where directors are to be elected will enable a shareholder to vote in favour of, or to withhold from voting for each nominee separately.

6)             Changes in a Director’s Principal Occupation

A director who makes a major change in principal occupation must offer to resign from the Board in order to give the Board the opportunity to review, through the Committee, the impact of the change on the composition of the Board.

7)             Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  The information is compiled through the use of a skills, education, and experience matrix.

If a vacancy or specialized need arises, the Committee, together with the Chair and the CEO, identifies potential nominees through the assistance of a professional search firm or its own candidate list, screens their qualifications and makes recommendations for nomination to the full Board.  The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

8)                                      New Director Orientation

New directors are provided with an orientation and education program that includes both written information about the duties and obligations of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings scheduled with senior management and other directors.  A comprehensive director’s manual is also provided to each new director.  The details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

9)                                      Ongoing Director Education

Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Company is active, communications to the Board from the CEO on new developments, copies of communications between the CEO and employees and such other information management considers of interest to the Board.

Furthermore, in addition to scheduled Board meetings, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place. In conjunction with Board meetings, directors also take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These informal presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

Directors are also encouraged to enroll in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

10)                                Retirement Age, Tenure and Succession

The retirement age is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors joining the Board after July 1, 2008.

The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors.  This is to ensure that its review of the size and composition of the Board and its recruitment of new directors anticipates and addresses the succession planning needs associated with both the loss of skills and experience provided by retiring directors and the need for continuity on the Board.

11)                                Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes changes in compensation are warranted.  The Board has determined that ownership of the Company’s shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  A portion of the director’s annual retainer fee is paid in shares or deferred share units of the Company.  The Company has established a minimum share or deferred share unit holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors will be required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.            BOARD MEETINGS AND MATERIALS

1)                                      Agendas and Materials

The Chair and the CEO establish the agenda for each Board meeting.  In advance of each meeting management distributes to the Board written information and data necessary for the Board’s understanding of business to be conducted at the meeting.   Any Board member may suggest the inclusion of items on the agenda.

2)                                      Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled in person Board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.            COMMITTEE ORGANIZATION AND MEETINGS

1)                                      Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk; Human Resources; and Governance and Environment.  The Board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                      Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.  The Chair is an ex-officio member of all committees of the Board.

3)                                      Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the full Board with respect to the proceedings of each meeting.  The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4)                                      Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Corporate Secretary, develops the committee’s agendas.

Each committee ensures that all matters to be addressed as provided in their Charter forms part of their schedule of agendas for the year.

E.             BOARD AND MANAGEMENT RESPONSIBILITIES

1)             Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future management and who would benefit from exposure to the Board, into Board meetings from time to time.

2)             Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company.  The Board allocates dedicated time annually to review, discuss and approve the Company’s strategic plans and receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

3)             Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

4)             Evaluation of the Chief Executive Officer

The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee, the CEO and approved by the Board.  The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO and to the independent directors of the Board.  The Human Resources Committee uses the evaluation in its deliberations concerning the CEO’s annual compensation to make recommendations to the Board for approval.

5)             Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee.  The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The Human Resources Committee reviews and reports to the full Board on these succession plans.

6)             Principal Risks

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

The Board has delegated to the Audit and Risk Committee of the Board the oversight of management’s assessment of the company’s principal risks which are reviewed quarterly by the Audit and Risk Committee and reported to the Board.  The Board undertakes a comprehensive review of management’s assessment annually.

Management also advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the full Board for approval.

7)             Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.

The Company has adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The Board, through the Audit and Risk Committee, reviews the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and employees.  In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Risk Committee, which then reports to the full Board.

8)             Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the Audit and Risk Committee and reported to the Board.  The policy requires, among other things, that directors and officers consult with the Corporate Secretary before trading in securities and to provide confirmation immediately following any trade.

In addition, the Company has adopted a disclosure policy which requires that all material information be disclosed and prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the Chair of the Audit and Risk Committee review and approve the release of financial information derived from the Company’s financial statements.  This policy is also reviewed annually by the Audit and Risk Committee and reported to the Board.

9)             Board Communications Policy

The Board, or the appropriate Committee thereof, reviews the content of the Company’s major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is usually the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.  Where it is appropriate for the Board to communicate directly with shareholders, the Chair or the Chair’s delegate will be the designated spokesperson for the Board.

10)           Outside Advisors for Individual Directors

If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as Board members they may engage such an advisor at the expense of the Company provided that they have first obtained the authorization of the Chair.

F.             EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)             Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee conducts one-on-one interviews with each director to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in-camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)             Assessing the Board, Committee and Individual Director Performance

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director performance, contributions of individual directors, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for their review and for use in the preparation of these meetings.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

TransAlta

RESTAURANT

TransAlta Corporation
Box 1900, Station "M", 110 – 12th Avenue SW, Calgary, Alberta, Canada T2P 2M1